Exhibit 2 (a)
EXECUTION VERSION
BROOKFIELD SPECIAL SITUATIONS MANAGEMENT LIMITED
- and -
P.H. GLATFELTER COMPANY
- and -
GLATFELTER CANADA INC.

SHARE PURCHASE AGREEMENT

January 4, 2010

SHARE PURCHASE AGREEMENT
THIS AGREEMENT made as of the 4th day of January, 2010.
AMONG:
BROOKFIELD SPECIAL SITUATIONS MANAGEMENT LIMITED (f/k/a TRICAP MANAGEMENT LIMITED), a corporation governed by the laws of Ontario
(“Vendor”)
- and -
P.H. GLATFELTER COMPANY, a corporation governed by the laws of Pennsylvania
(“Parent”)
- and -
GLATFELTER CANADA INC., a corporation governed by the laws of Canada
(“Buyer”)
RECITALS:
1.	Vendor is the registered owner of all of the issued and outstanding shares in the capital of Concert Industries Corp. (the “Company”).
2.	Buyer wishes to purchase and Vendor wishes to sell the Purchased Shares (as defined below), upon and subject to the conditions of this Agreement.
3.	As a condition and inducement to Parent and Buyer entering into this Agreement, concurrently with the execution and delivery of this Agreement, the Company or an applicable Subsidiary of the Company is entering into a letter amendment to the employment agreement with Rolf Hovelmann, which letter amendment shall be effective as of, and conditioned upon, the Closing.
NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties hereby agree as follows:

ARTICLE 1
INTERPRETATION
1.1	Definitions
In this Agreement:
(a)	“Accounting Firm” means PricewaterhouseCoopers LLP (or, if such firm shall decline or is unavailable or is not, at the time of such submission, independent of each of the Parties, another independent nationally recognized accounting firm engaged by Vendor and agreed to by Buyer, each acting reasonably);

(b)	“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person;

(c)	“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement. All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

(d)	“Alternative Financing” has the meaning attributed thereto in Section 5.13(b);

(e)	“Alternative Financing Agreements” has the meaning attributed thereto in Section 5.13(b);

(f)	“Alternative Financing Commitment Letter” has the meaning attributed thereto in Section 5.13(b);

(g)	“Annual Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries for the fiscal years ended December 31, 2008, 2007 and 2006, consisting of an audited consolidated balance sheet as of those dates and the related audited consolidated statements of income, retained earnings and cash flows for the years ended as of those dates, in each case together with all related notes and schedules thereto and accompanied by the reports thereon of the Company’s accountants;

(h)	“arm’s length” has the meaning attributed to that term in the Tax Act and the related jurisprudence;

(i)	“Authority” means any instrumentality, subdivision, court, tribunal, judicial or arbitral body, ministry, governmental, regulatory, administrative authority, agency or commission, or official statutory body or other authority of Canada or any other country or any state, province, municipality, or locality, or any other government or political subdivision thereof (including the European Union), or any non-governmental self-regulatory agency, or quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

(j)	“Benefit Plans” means all plans, agreements, programs, or policies, whether funded or unfunded, registered or unregistered, which the Company or any of its Subsidiaries is a party to or bound by or under which the Company or any of its Subsidiaries has any liability or contingent liability or which have any application to Employees relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any of their Employees, or eligible dependents of any Employees;

(k)	“Business” means the business of the Company and its Subsidiaries as currently conducted, including the development, manufacture and sale of airlaid non-woven fabrics and related technology for use in the global non-woven fabric industry;

(l)	“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in each of (i) the City of Toronto, Ontario, and (ii) the City of New York, New York and are not open for business during normal banking hours;

(m)	“Buyer” has the meaning attributed thereto in the preamble to this Agreement;

(n)	“Buyer Indemnified Parties” has the meaning attributed thereto in Section 6.1;

(o)	“Canadian GAAP” means Canadian generally accepted accounting principles applied on a consistent basis in accordance with the principles stated in the Handbook of the Canadian Institute of Chartered Accountants as they exist on the date of this Agreement;

(p)	“CIBC” has the meaning attributed thereto in Section 3.1(x);

(q)	“Claim” means any administrative, regulatory or judicial action, suit, dispute, petition, appeal, application for review, demand, demand letter, claim, assessment, lien, notice of noncompliance or violation, formal investigation, proceeding, consent order or consent agreement by or before any Authority;

(r)	“Closing” has the meaning attributed thereto in Section 2.3;

(s)	“Closing Date” has the meaning attributed thereto in Section 2.3;

(t)	“Closing Date Statement” has the meaning attributed thereto in Section 2.4(b);

(u)	“Closing Working Capital” means Working Capital as of 12:01 AM on the Closing Date, giving effect to the transactions contemplated to occur in connection with the Closing as described in Sections 4.1(h), (i), (j), (n), Section 5.11, Section 5.17 and Section 8.2;

(v)	“Commitment Letter” has the meaning attributed thereto in Section 3.2(h);

(w)	“Company” has the meaning attributed thereto in the Recitals hereto;

(x)	“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property;

(y)	“Company IP Agreements” means all contracts concerning Intellectual Property Rights or IT Assets that are material to the operation of the Business to which the Company or any of its Subsidiaries is a party or beneficiary or by which the Company or any of its Subsidiaries, or any of its properties or assets, may be bound, including any of the following, but only to the extent that they are material to the operation of the Business: (i) licenses of Intellectual Property Rights by the Company or any of its Subsidiaries to any Person, (ii) licenses of Intellectual Property Rights by any Person to the Company or any of its Subsidiaries, (iii) contracts between any Person and the Company or any of its Subsidiaries relating to the transfer, development, maintenance or use of Intellectual Property Rights or IT Assets, the development or transmission of data, or the use, modification, framing, linking, advertisement or other practices with respect to Internet websites, and (iv) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property Rights or IT Assets;

(z)	“Company Products” means all service offerings or products made commercially available or otherwise distributed by the Company or any of its Subsidiaries;

(aa)	“Company Shares” means all of the authorized shares in the capital of the Company;

(bb)	“Competition Act” means the Competition Act (Canada);

(cc)	“Confidentiality Agreement” means the confidentiality agreement dated June 23, 2009 signed by Parent and Tricap Partners Ltd. in respect of confidential information of the Company and its Subsidiaries;

(dd)	“Core Representations” has the meaning attributed thereto in Section 3.3(a)(i);

(ee)	“Corresponding Interim Financial Statements” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as at September 30, 2008 and the related unaudited consolidated statements of income, retained earnings and cash flows for the nine-month period ended September 30, 2008, together with all related notes and schedules thereto;

(ff)	“Credit Suisse” has the meaning attributed thereto in Section 3.2(f);

(gg)	“Damages” has the meaning attributed thereto in Section 6.1;

(hh)	“Debt Financing” has the meaning attributed thereto in Section 3.2(h);

(ii)	“Disclosure Letter” means the disclosure letter dated the date hereof prepared by Vendor and delivered to Buyer and Parent;

(jj)	“Employee Bonus Amount” means any amounts paid or payable by the Company or any of its Subsidiaries to employees of the Company or any of its Subsidiaries in respect of annual performance bonuses for 2009 and any special bonuses or other amounts payable in connection with the transactions contemplated by this Agreement;

(kk)	“Employees” has the meaning attributed thereto in Section 3.1(s)(i);

(ll)	“Encumbrance” means any mortgage, lien (including environmental and Tax liens), pledge, hypothecation, charge, security interest, restriction, claim, option to purchase, set-off, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant or restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership;

(mm)	“End Date” has the meaning attributed thereto in Section 7.1(b);

(nn)	“Environmental Laws” means all federal, provincial, state, municipal or other applicable Laws, statutes, regulations, by-laws, Environmental Permits, ordinances, rules, orders (including Environmental Orders) and, if legally binding, directives of any Authority relating to environmental or health and safety matters, including those governing the handling, disposal, labelling, use, storage of and exposure to Hazardous Substances;

(oo)	“Environmental Orders” means applicable orders or decisions rendered by any Authority under or pursuant to any Environmental Laws;

(pp)	“Environmental Permits” means all permits, certificates, approvals, registrations, consents, licenses and similar authorizations issued by any Authority and relating to or required for the operation of the Company’s and its Subsidiaries’ properties, or the Business, in compliance with all Environmental Laws;

(qq)	“Escrow Agent” means a national banking association with assets of at least $100 million selected by Parent and reasonably acceptable to Vendor;

(rr)	“Escrow Agreement” means the escrow agreement to be entered into on the Closing Date by and among Vendor, Buyer, Parent and the Escrow Agent, substantially in the form of Exhibit A hereto;

(ss)	“Escrow Amount” means $15,000,000;

(tt)	“Escrow Fund” means the Escrow Amount deposited with the Escrow Agent, as such amount may increase or decrease as provided herein or in the Escrow Agreement;

(uu)	“Estimated Closing Working Capital” has the meaning attributed thereto in Section 2.4(a);

(vv)	“Final Closing Working Capital” has the meaning attributed thereto in Section 2.4(d);

(ww)	“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

(xx)	“Financing Agreements” has the meaning attributed thereto in Section 5.13(a);

(yy)	“German Merger Control Approval” means (i) explicit approval (Freigabe) of the consummation of the transactions contemplated by this Agreement by the German Federal Cartel Authority (Bundeskartellamt) without conditions or obligations being imposed, or (ii) notification by the German Federal Cartel Authority that it has not entered into a formal investigation (Hauptprüfverfahren), or (iii) pursuant to Section 40 paragraph 1 of the German Act Against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen), expiry of the period of one month without notification by the German Federal Cartel Authority that it has entered into a formal investigation, or (iv) in the case of a formal investigation, pursuant to Section 40 paragraph 2 of the German Act Against Restraints on Competition, expiry of the period of four months without a decision by the German Federal Cartel Authority with the consequence of a deemed approval by the German Federal Cartel Authority;

(zz)	“German Subsidiaries” means Concert Europe GmbH and its Subsidiaries;

(aaa)	“Guarantees” means any agreements entered into by Vendor or any of its Affiliates pursuant to which it or they, as the case may be, guarantee the performance of any obligations of the Company or any of its Subsidiaries;

(bbb)	“HSBC” has the meaning attributed thereto in Section 3.1(x);

(ccc)	“Hazardous Substances” means pollutants, contaminants, PCBs, radon, asbestos, urea formaldehyde foam insulation, mold, greenhouse gases, waste or any other material, substance, solid, liquid, gas, heat, odour, sound, vibration, radiation or combination of any of them that is defined, prohibited, controlled or regulated under any Environmental Laws;

(ddd)	“ICA” means the Investment Canada Act (Canada);

(eee)	“Improvements” means all buildings, fixtures, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situated on, in, under, over or forming part of, any Real Property;

(fff)	“Indebtedness” means, with respect to any Person, without duplication, the principal of, accrued and unpaid interest on, and any prepayment or similar penalties and expenses in respect of, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (v) all Indebtedness of others referred to in clauses (i) through (v) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person.

(ggg)	“Indemnified Party” has the meaning attributed thereto in Section 6.3(a);

(hhh)	“Indemnifying Party” has the meaning attributed thereto in Section 6.3(a);

(iii)	“Indemnified Taxes” means: (i) any and all Taxes payable by the Company and its Subsidiaries for (A) taxable periods ending on or prior to the Closing Date, and (B) portions of taxable periods ending on or prior to the Closing Date as determined under Section 5.10; (ii) all Taxes payable by the Company and its Subsidiaries (including any predecessors) by reason of being a member of a consolidated, combined, unitary, affiliated or other group or otherwise being included in a Tax Return, as a transferee or successor, by contract or otherwise for any taxable periods described in the foregoing clause (i); and (iii) Taxes imposed as a result of any breach of warranty or representation relating to Taxes or breach of any covenant relating to Taxes;

(jjj)	“Intellectual Property Rights” means (i) inventions, “know-how”, pending patent applications (including divisionals, reissues, renewals, re-examinations, continuations, continuations-in-part and extensions) and issued patents, (ii) trade-marks, service marks, trade names, trade dress and domain names, (iii) copyrights, including copyrights in computer software, (iv) industrial designs and similar rights, and (v) registrations and applications for registration of the foregoing;

(kkk)	“Intercompany Agreements” means all contracts and agreements between the Company or any of its Subsidiaries, on the one hand, and Vendor or any Affiliate of Vendor (other than the Company or any of its Subsidiaries), on the other hand;

(lll)	“Interim Financial Statements” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as at September 30, 2009 and the related unaudited consolidated statements of income, retained earnings and cash flows for the nine-month period ended September 30, 2009, together with all related notes and schedules thereto;

(mmm)	“Inventory” means all inventories of stock-in-trade and merchandise, including materials, supplies, work-in-progress, finished goods, tooling, service parts and purchased finished goods related to the Business, including those in possession of third parties;

(nnn)	“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation;

(ooo)	“Judgment” means any judgment, decision, order, decree, writ, injunction, determination, consent or ruling entered or issued by any Authority;

(ppp)	“KPMG” means the office of KPMG located in Ottawa, Canada;

(qqq)	“knowledge of Vendor” means the actual knowledge of Pierre McNeil, Rolf Hövelmann, Don Habbick, Barry Downing, Dr. Henning Röttger, Jörg Schlautmann, Torsten Gärtner and Alain Mercier after reasonable inquiry of those Employees who would reasonably be expected to have knowledge of the matter in question;

(rrr)	“Laws” means any statute, ordinance, code or other law (including the common law), rule, regulation, award, decree, ruling, directive, decision, injunction, judgment, order, writ, notice, standard procedure, policy, tariff or other requirement, applied, issued, entered or otherwise adopted or enacted by any Authority, including judicial decisions applying or interpreting any such Law;

(sss)	“Leases” has the meaning attributed thereto in Section 3.1(n);

(ttt)	“Lender” has the meaning attributed thereto in Section 3.2(h);

(uuu)	“Licensed Intellectual Property” means all Intellectual Property Rights that the Company and/or its Subsidiaries is licensed or otherwise permitted by other Persons to use pursuant to the Company IP Agreements;

(vvv)	“Material Adverse Change” means any event, condition, circumstance, change or effect that, individually or in the aggregate with all other events, conditions, circumstances, changes or effects, causes, or would reasonably be expected to cause, a materially adverse change in or on (i) the business, assets, liabilities, results of operation, condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of Vendor or the Company to consummate the transactions contemplated by this Agreement, excluding, in the case of (i) above, any event, condition, circumstance, change or effect that results directly from or relates directly to changes in or arising from (A) Canadian, German or global economic conditions, financial markets, credit markets or capital markets, (B) the industry in which the Company and its Subsidiaries or the Business operates, (C) the announcement or pendancy of the transactions contemplated under this Agreement (provided, however, that this clause (C) shall not diminish the effect of, and shall be disregarded for purposes of, the representations and warranties contained in Article 3 (other than Section 3.1(l)(ii)), (D) any changes in any applicable Laws or the interpretation, application or non application of any applicable Laws by any Authority, including any changes in applicable accounting requirements or principles, (E) fluctuations in foreign exchange rates, or (F) war, acts of terrorism, civil unrest or similar event, provided, in the case of clauses (A), (B), (D), (E) or (F) that any such event, condition, circumstance, change or effect does not affect the Company and its Subsidiaries in a manner that is disproportionate (other than to an immaterial extent) to its effect on other companies operating in the same industries as the Company and its Subsidiaries;

(www)	“Material Contracts” has the meaning attributed thereto in Section 3.1(r)(i);

(xxx)	“New Line” means the new production line at the Company’s facility in Falkenhagen, Germany;

(yyy)	“Off-the-Shelf Software” means all Software that is commercially available off-the-shelf Software that (i) is not material to the Company or any of its Subsidiaries and (ii) has not been modified or customized for the Company or any of its Subsidiaries;

(zzz)	“Option Plan” means the Management Share Option Plan, effective August 29, 2006;

(aaaa)	“Owned Intellectual Property” means all Intellectual Property Rights owned by or under obligation of assignment to the Company or any of its Subsidiaries;

(bbbb)	“Outstanding Shares” has the meaning attributed thereto in Section 3.1(g)(i);

(cccc)	“Owned Real Property” means Real Property owned by the Company or any of its Subsidiaries;

(dddd)	“Parent” has the meaning attributed thereto in the preamble to this Agreement;

(eeee)	“Parties” means, collectively, Vendor, Parent and Buyer and “Party” means any of them;

(ffff)	“Permits” has the meaning attributed thereto in Section 3.1(h)(ii);

(gggg)	“Permitted Encumbrances” means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which neither the Company nor any of its Subsidiaries is otherwise subject to civil or criminal liability due to its existence:
(i)	liens for Taxes, assessments or governmental charges which relate exclusively to the Company or any of its Subsidiaries and are not yet due and delinquent, for which adequate reserves have been established and maintained in accordance with Canadian GAAP or any other applicable accounting principles;

(ii)	minor survey exceptions, customary utility easements benefiting the real property encumbered thereby and other minor customary encumbrances on title to Real Property that (A) were not incurred in connection with any Indebtedness, (B) do not render title to the property encumbered thereby unmarketable and (C) do not, individually or in the aggregate, materially and adversely affect the value of or the use or occupancy of such property for its current and anticipated purposes;

(iii)	pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations;

(iv)	carriers’ liens, builders’ liens, warehousemen’s liens, mechanics’ liens, materialmens’ liens, landlords’ liens and other liens, privileges or other charges of a similar nature arising in the ordinary course of business which relate exclusively to the Company or any of its Subsidiaries and securing obligations as to which (A) there is no default on the part of Vendor, the Company or its Subsidiaries or the validity or amount of which is being contested in good faith by appropriate proceedings and (B) are not in excess of $15,000 in the case of a single property or $100,000 in the aggregate at any time;

(v)	unregistered purchase money security interests (including by way of reservation of title) arising under contracts for the supply of goods and materials entered into in the ordinary course of business which secure the unpaid balance of the purchase price for goods and/or materials purchased thereunder which are due and payable (and have been outstanding) for not more than 90 days after delivery of the invoice therefor; and

(vi)	the Encumbrances set forth in Section 1.1(gggg) of the Disclosure Letter;
(hhhh)	“Per Option Closing Amount” means, with respect to each option of Company Shares granted under the Option Plan, an amount equal to amount required to be paid upon completion of the transactions contemplated by this Agreement under the terms of the Option Plan;

(iiii)	“Person” means any individual, body corporate with or without share capital, partnership, joint venture, entity, association, unincorporated organization or other entity, syndicate, firm, sole proprietorship, trust, union, and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

(jjjj)	“Personal Information” means information about an identifiable individual as defined in Privacy Law;

(kkkk)	“Personal Property” has the meaning attributed thereto in Section 3.1(m);

(llll)	“Personal Property Leases” means all leases, rental agreements, conditional sales contracts and other similar agreements or arrangements for the Personal Property that provide for payment by the Company or any of its Subsidiaries of in excess of $250,000 annually and any and all material ancillary documents pertaining thereto (including all amendments, consents and evidence of commencement dates and expiration dates) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound;

(mmmm)	“Prime Rate” means the rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as the case may be, established from time to time by the Canadian Imperial Bank of Commerce as the reference rate of interest for the determination of interest rates that such bank will charge for commercial loans (in Canadian Dollars) made in Canada;

(nnnn)	“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada), the Freedom of Information and Protection of Privacy Act (Ontario) and any comparable Law of any other province or territory of Canada;

(oooo)	“Proposed Final Closing Working Capital” has the meaning attributed thereto in Section 2.4(b);

(pppp)	“Public Grants” has the meaning attributed thereto in Section 3.1(y)(i);

(qqqq)	“Purchase Price” has the meaning attributed thereto in Section 2.1;

(rrrr)	“Purchased Shares” means the Outstanding Shares and the common shares issued by the Company on the conversion of the Vendor Loans in accordance with Section 4.1(h);

(ssss)	“Real Property” means any real property, whether owned or leased, and currently used for the conduct of the Business, including plants, buildings, structures, fixtures, erections, improvements, and other appurtenances situate on or forming part of such real property;

(tttt)	“Receivables” means any and all accounts receivable, bills receivable, trade accounts, book debts, insurance claims, notes and other amounts receivable by the Company and its Subsidiaries from any Person, including customers and employees, arising from the conduct of the Business before the Closing, whether or not in the ordinary course, together with any unpaid interest or financing charges accrued thereon and any security or collateral for such items, including recoverable deposits;

(uuuu)	“Reference Balance Sheet” means the balance sheet dated as of September 30, 2009 included in the Interim Financial Statements;

(vvvv)	“Refund” has the meaning attributed thereto in Section 5.9(g);

(wwww)	“Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Authority or Internet domain name registrar;

(xxxx)	“Required Financial Information” has the meaning attributed thereto in Section 5.13(d);

(yyyy)	“Regulatory Approvals” means German Merger Control Approval, and any additional approvals, authorizations, filings and notifications that the Parties determine are required under any other applicable antitrust, competition or trade regulation Law;

(zzzz)	“Related Party Transactions” has the meaning attributed thereto in Section 3.1(q)(i);

(aaaaa)	“Release” means a releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping;

(bbbbb)	“Representatives” has the meaning attributed thereto in Section 5.2(a);

(ccccc)	“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded;

(ddddd)	“Subsidiary” means, with respect to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a 50% equity interest;

(eeeee)	“Subsidiary Securities” has the meaning attributed thereto in Section 3.1(g)(ii);

(fffff)	“Target Closing Working Capital” means (i) $43,000,000, which is calculated on the basis set forth on Schedule 1.1(fffff), using the same accounting methods, standards, policies, practices, classifications, estimations, methodologies, assumptions and procedures as were used to prepare the Reference Balance Sheet plus (ii) the Employee Bonus Amount minus (iii) any annual performance bonuses for 2009 paid or payable by the Company or any of its Subsidiaries to employees of the Company or any of its Subsidiaries, up to a maximum aggregate amount of $1,000,000;

(ggggg)	“Tax” means all taxes, levies, duties, assessments, reassessments, premiums and other similar charges imposed by any Authority, whether direct or indirect, including income tax, profits tax, gross receipts tax, corporation tax, sales and use tax, wage tax, payroll tax, solidarity surcharge, worker’s compensation levy, employer health tax, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold or services rendered, withholding tax, social security and unemployment insurance charges or retirement contributions, and any interest, fines, additions to tax and penalties thereon;

(hhhhh)	“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended;

(iiiii)	“Tax Return” means any return (including an information return), declaration, report, statement, claim for a refund, rebate or credit, amended return, declaration of estimated Taxes or other document (including any attached schedule and any attached related or supporting information) relating to Taxes required to be filed, or in fact filed, with any Authority;

(jjjjj)	“Third Party Claim” has the meaning attributed thereto in Section 6.3(b);

(kkkkk)	“Transaction Financing” has the meaning attributed thereto in Section 5.13(d);

(lllll)	“Transaction Personal Information” means any Personal Information in the possession, custody or control of Vendor, the Company or any of its Subsidiaries at the Closing, including Personal Information about Employees, suppliers, customers, directors, officers or shareholders of the Company and its Subsidiaries that is:
(i)	disclosed to Buyer or Parent or any Representative of Buyer or Parent prior to the Closing by Vendor, the Company or any of its Subsidiaries, their respective Representatives or otherwise; or

(ii)	collected by Buyer or Parent or any Representative of Buyer or Parent prior to the Closing from Vendor, the Company or any of its Subsidiaries, their respective Representatives or otherwise;

in either case in connection with the transactions contemplated by this Agreement;
(mmmmm)	“2009 Annual Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries for the fiscal year ended December 31, 2009, consisting of an audited consolidated balance sheet as of such date and the related audited consolidated statements of income, retained earnings and cash flows for the year ended as of such date, in each case, together with all related notes and schedules thereto and accompanied by the report thereon of KPMG;
(nnnnn)	“Vendor” has the meaning attributed thereto in the preamble to this Agreement;

(ooooo)	“Vendor Indemnified Parties” has the meaning attributed thereto in Section 6.2;

(ppppp)	“Vendor Limited Guarantee” means a limited guarantee of Vendor’s obligations under Article 6 of this Agreement to be executed on the Closing Date by Brookfield Asset Management Inc. in favour of Parent and Buyer, substantially in the form of Exhibit B hereto;

(qqqqq)	“Vendor Loans” means (i) the unsecured, non-interest bearing Canadian dollar credit facility provided by Vendor to a Subsidiary of the Company and originally established on January 26, 2005, subsequently increased on April 5, 2006 and later converted to a US dollar denominated facility on July 14, 2006 with a maximum borrowing limit of US$13,305,000 and (ii) the loan by Vendor to the Company secured by a demand promissory note in the principal amount of $4,473,800 bearing interest at the rate of 0.1% per annum; and

(rrrrr)	“Working Capital” means (i) accounts receivables, inventory and prepaid expenses less (ii) accounts payable and accrued liabilities, in each case, of the Company and its Subsidiaries; provided, that (i) the following items shall be excluded from the calculation of Working Capital: (x) any Indemnified Taxes, (y) any current derivative related assets and current derivative related liabilities and (z) the Employee Bonus Amount, and (ii) for purposes of calculating the Estimated Closing Working Capital and the Final Closing Working Capital, the amount of Inventory shall not exceed $34,412,000.
1.2 Time of the Essence
Time shall be of the essence of each provision of this Agreement. Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect any other provision of this Agreement in such respect and there shall be no implied waiver thereby.
1.3 Calculation of Time
Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.
1.4 Business Days
Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day. Interest on all amounts due hereunder shall, however, be calculated for all days on which such amounts are outstanding, including each day that is not a Business Day.
1.5 Currency
Unless otherwise specified, all references to amounts of money in this Agreement refer to Canadian currency.
1.6 Headings
The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.
1.7 Plurals and Gender
Words in the singular include the plural and vice versa and words in one gender include all genders.
1.8 References to Law
Any reference to any Law shall mean such Law in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor Law thereto, unless otherwise expressly provided.
1.9 Other References
(a)	“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import;

(b)	references to a Person are also to its successors and permitted assigns;

(c)	the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(d)	all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.
1.10 Accounting Terms
All accounting terms used in this Agreement that are not otherwise specifically defined shall be interpreted in accordance with Canadian GAAP.

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES
2.1 Purchase and Sale of Purchased Shares
Subject to the terms and conditions of this Agreement, at the Closing, Vendor shall sell, assign, transfer, convey and deliver the Purchased Shares to Buyer, free and clear of all Encumbrances, and Buyer shall purchase the Purchased Shares. Subject to Section 2.4 and Section 5.11, the aggregate purchase price payable by Buyer to Vendor for the Purchased Shares shall be: (a) $246,500,000 and (b) either: (i) plus, if the Estimated Closing Working Capital is greater than the Target Closing Working Capital, the difference between the Estimated Closing Working Capital and the Target Closing Working Capital, or (ii) minus, if the Estimated Closing Working Capital is less than the Target Closing Working Capital, the difference between the Estimated Closing Working Capital and the Target Closing Working Capital (the sum or the difference, as applicable, of clauses (a) and (b) being the “Purchase Price”).
2.2 Payment of Purchase Price
(a)	At the Closing, Buyer shall satisfy the Purchase Price by (i) payment of the Escrow Amount to the Escrow Agent and (ii) payment to Vendor by wire transfer of immediately available funds in an amount equal to the Purchase Price less the Escrow Amount to a bank account designated in writing by Vendor to Parent at least three Business Days prior to the Closing Date.

(b)	At the Closing, Vendor shall deliver to Buyer a certificate or certificates representing the Purchased Shares, each duly endorsed for transfer or accompanied by a duly executed stock power, all in appropriate form and sufficient for transfer of all of the Purchased Shares to Buyer or to such other Persons as Buyer may otherwise direct in writing, in each case free and clear of all Encumbrances.

(c)	At the Closing, Vendor, Buyer and Parent shall deliver such other documents contemplated by this Agreement or as may otherwise be necessary to complete the transactions provided for in this Agreement.

(d)	Notwithstanding anything to the contrary contained in this Agreement, Buyer shall be entitled to deduct and withhold from any amounts payable to Vendor pursuant to this Section 2.2 such amounts as Buyer is entitled or required to deduct or withhold under any provision of any applicable Tax Law, provided that Buyer shall give Vendor written notice of its intention to make any such deductions or withholdings, together with an explanation of the basis for such action, at least two Business Days prior to the Closing Date. To the extent such amounts are so deducted or withheld and properly paid over to the appropriate Authority, such amounts shall be treated for all purposes as having been paid to Vendor.

2.3 Place of Closing
Subject to the terms and conditions set forth in this Agreement, the closing of the purchase and sale of the Purchased Shares (the “Closing”) shall take place at the offices of Goodmans LLP, counsel for Vendor, at 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7, as promptly as possible after the execution and delivery of this Agreement but in any event no later than five Business Days after the satisfaction or waiver of all of the conditions set forth in Article 4 (other than those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) or at such other location and on such other date as the Parties may mutually agree. The date on which the Closing shall occur is sometimes referred to herein as the “Closing Date”.
2.4 Working Capital Adjustment
(a)	Not less than three Business Days prior to the Closing Date, Vendor shall prepare and submit to Buyer, in writing, a statement of its good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”), prepared and calculated on a basis consistent with the calculation of the $43,000,000 component of the Target Closing Working Capital. Buyer shall have an opportunity to review such statement of Estimated Closing Working Capital, and Vendor will cooperate with Buyer in good faith to agree upon the Estimated Closing Working Capital in the event that Buyer disputes any item set forth on such statement.

(b)	Promptly following the Closing Date, but in no event later than 60 days after the Closing Date, Buyer shall prepare and submit to Vendor a statement (the “Closing Date Statement”) setting forth Buyer’s calculation of the Closing Working Capital (the “Proposed Final Closing Working Capital”) which shall be prepared and calculated on a basis consistent with the calculation of the $43,000,000 component of the Target Closing Working Capital.

(c)	In the event Vendor disputes any aspect of the Proposed Final Closing Working Capital, Vendor shall notify Buyer in writing of its objections within 30 days after receipt of the Closing Date Statement and shall set forth, in writing and in reasonable detail, the reasons for Vendor’s objections and the dollar amounts involved (and shall include reasonable supporting documentation). If Vendor fails to deliver a notice of objections within 30 days after receipt of the Closing Date Statement, Vendor shall be deemed to have accepted the Closing Date Statement as prepared by Buyer in its entirety and the Closing Date Statement shall be final, conclusive and binding on the Parties.

(d)	If any such notice of objections is timely delivered by Vendor to Buyer in the manner described in Section 2.4(e), any items as to which there is no disagreement shall be final, conclusive and binding on the Parties, and Vendor and Buyer shall endeavor in good faith to resolve any disputed matters set forth in such notice within 30 days (or such longer period as they may mutually agree in writing) after Buyer’s receipt of Vendor’s notice of objections. If, at the end of such period, Vendor and Buyer are unable to resolve the disputed matters, (i) if such remaining disputed matters involve an aggregate disputed amount of $50,000 or more, they shall be referred by Vendor and Buyer to the Accounting Firm or (ii) if such remaining disputed matters involve an aggregate disputed amount of less than $50,000, the mid-point between Vendor’s and Buyer’s positions with respect to such disputed items shall be final, conclusive and binding on the Parties. The Accounting Firm shall review only those items remaining in dispute and any determination of the Accounting Firm in respect of each such matter remaining in dispute shall be final, conclusive and binding on Vendor and Buyer and not subject to collateral attack for any reason absent manifest error or fraud. The Accounting Firm shall be instructed that (A) with respect to each disputed item, the Accounting Firm shall either accept the position taken by Vendor or the position taken by Buyer and (B) its review shall be limited to determining whether the Proposed Final Closing Working Capital was calculated in a manner consistent with the calculation of Target Closing Working Capital or was arrived at based on mathematical error. The Accounting Firm shall prepare and deliver to Vendor and Buyer a written report explaining its determination. The determination of the Accounting Firm shall be based solely on written submissions by Vendor and Buyer and shall not be based on any independent review by the Accounting Firm. The Closing Working Capital, as finally determined pursuant to this Section 2.4 (whether by failure of Vendor to deliver notice of objection, by agreement of Vendor and Buyer or by determination of the Accounting Firm), is referred to herein as the “Final Closing Working Capital.”

(e)	If the Final Closing Working Capital exceeds the Estimated Closing Working Capital, Buyer shall pay to Vendor the amount of such difference with simple interest thereon from the Closing Date to the date of payment at a rate per annum equal to the Prime Rate at such time plus 2%. If the Estimated Closing Working Capital exceeds the Final Closing Working Capital, Vendor and Buyer shall, within two Business Days of the determination of the Final Closing Working Capital pursuant to this Section 2.4, deliver a joint written notice to the Escrow Agent specifying the amount of such difference, and the Escrow Agent shall, in accordance with the terms of the Escrow Agreement, pay such amount with simple interest thereon from the Closing Date to the date of payment at a rate per annum equal to the Prime Rate at such time plus 2% by wire transfer of immediately available funds to an account designated in writing by Buyer to the Escrow Agent in accordance with the terms of the Escrow Agreement; provided that to the extent that the amount of the Escrow Fund available for such payment is less than such amount, the remaining amount of such payment shall be paid to Buyer by Vendor. Such payment, net of any applicable withholding Tax, shall be made not later than five Business Days after the determination of the Final Closing Working Capital by wire transfer of immediately available funds to a bank account designated in writing to the Party entitled to receive the payment.

(f)	Subject to any applicable privileges (including the solicitor-client privilege), Buyer shall make available to Vendor and, upon request, to the Accounting Firm retained in accordance with Section 2.4(d), the books, records, documents and work papers underlying the preparation of the Closing Date Statement. Subject to any applicable privileges (including the solicitor-client privilege), Vendor shall make available to Buyer and, upon request, to the Accounting Firm retained in accordance with Section 2.4(d) the books, records, documents and work papers created or prepared by or for Vendor in connection with the review of the Closing Date Statement.

(g)	The fees, costs and expenses of the Accounting Firm shall be paid by the Party whose Closing Working Capital calculation was different by the greater amount from that of the final determination of the Accounting Firm.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of Vendor
Vendor hereby represents to Parent and Buyer (and acknowledges that Parent and Buyer are relying upon the following representations and warranties in completing the transactions contemplated hereby), that, except as disclosed in the Disclosure Letter:
(a)	Formation and Authority of Vendor

Vendor is a corporation duly incorporated and validly existing under the laws of Ontario and has all necessary power and authority to enter into and perform its obligations under this Agreement and the Escrow Agreement, and to carry out the transactions contemplated hereby and thereby.

(b)	Title to Shares
(i)	As of the date hereof, the Outstanding Shares constitute all of the issued and outstanding Company Shares, and as of the Closing Date, the Purchased Shares shall constitute all of the issued and outstanding Company Shares or other equity securities of the Company. Vendor is, and at Closing shall be, the registered owner of all of such shares, free and clear of all Encumbrances other than Permitted Encumbrances that shall be released prior to Closing. Section 3.1(b)(i) of the Disclosure Letter sets forth the names of each beneficial owner of (A) the Outstanding Shares as of the date hereof and (B) the Purchased Shares immediately prior to the Closing, in each case, together with the number of shares owned by each of them.

(ii)	Upon consummation of the transactions contemplated by this Agreement, including the conversion of the Vendor Loans into common shares of the Company, and registration of the Purchased Shares in the name of Buyer in the stock records of the Company, Buyer will own, beneficially and of record, all the issued and outstanding Company Shares free and clear of all

Encumbrances (other than any Encumbrances arising out of actions taken by Buyer).
(c)	Organization of the Company and its Subsidiaries
(i)	Each of the Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as it has been and is presently conducted and contemplated to be conducted. Each of the Company and each of its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the assets and properties owned, operated or leased by it, or the operation of its business, makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed or qualified and in good standing would not have a Material Adverse Change.

(ii)	True and correct copies of the articles of incorporation and bylaws (or other comparable organizational instruments) of the Company and each of its Subsidiaries, each as in effect on the date hereof, have been delivered by Vendor to Buyer. Such articles of incorporation and bylaws (or other comparable organizational instruments) are in full force and effect. None of the Company or any of its Subsidiaries is in violation of any of the provisions of its articles of incorporation or bylaws (or other comparable organizational instruments).

(iii)	The minute books of the Company and each of its Subsidiaries contain accurate records of all meetings and accurately reflect, in all material respects, all other actions taken by the stockholders, boards of directors and all committees of the boards of directors of the Company and each of its Subsidiaries. Complete and accurate copies of all such minute books and of the stock register of the Company and each of its Subsidiaries have been provided by Vendor to Buyer prior to the date hereof.
(d)	Non Contravention

Except for the Regulatory Approvals, and except as set forth on Section 3.1(d) of the Disclosure Letter, the execution, delivery and performance by Vendor of this Agreement and the Escrow Agreement do not and will not:
(i)	conflict with, violate or result in the breach of any of the terms or provisions of the articles of incorporation, bylaws (or other comparable organizational instruments) or resolutions of the board of directors (or any committees thereof) or securityholders, of Vendor, the Company or any of its Subsidiaries;

(ii)	conflict with or violate any Judgment or award of any Authority having jurisdiction over Vendor, the Company or any of its Subsidiaries or any of their respective assets, properties or businesses;

(iii)	conflict with, contravene, result in a breach or violation of, or conflict with or result in a default (or an event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or allow any Person to exercise any rights, including any right of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any right of first refusal of other Encumbrance on any of the Purchased Shares or any other assets or properties of the Company or any of its Subsidiaries pursuant to, any Material Contract or Permit, except as would not cause a Material Adverse Change; or

(iv)	conflict with or violate (or cause a Material Adverse Change under), any Law applicable to Vendor, the Company or any of its Subsidiaries or any of their respective assets, properties or businesses.
(e)	Enforceability of Obligations

The execution and delivery of this Agreement by Vendor and the Escrow Agreement has been duly authorized by all necessary corporate action on the part of Vendor and the registered and beneficial owners of the Outstanding Shares. This Agreement has been duly executed and delivered by or on behalf of Vendor and, at or prior to the Closing, Vendor will have duly executed and delivered the Escrow Agreement, and this Agreement constitutes, and the Escrow Agreement, when duly executed and delivered at Closing by Vendor, will constitute, a legal, valid and binding obligation of Vendor enforceable against Vendor in accordance with their respective terms; provided that enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally and that specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(f)	Consents

Except for German Merger Control Approval, the execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not require any consent, approval or authorization of, or declaration, filing or registration with, any Authority to be made or obtained by Vendor, the Company or any of its Subsidiaries prior to the consummation of the transactions contemplated in this Agreement, except where the failure to obtain a Regulatory Approval would not be material to the Company and its Subsidiaries or would not prevent or materially delay the consummation by Vendor of the transactions contemplated by this Agreement and the Escrow Agreement.

(g)	Capitalization
(i)	The authorized capital of the Company consists of: (A) an unlimited number of common shares, of which 32,723,351 shares are issued and outstanding as of the date hereof and (B) an unlimited number of restricted voting shares, of which 12,776,649 shares are issued and outstanding as of the date hereof (all such issued and outstanding Company Shares, collectively, the “Outstanding Shares”).

(ii)	Section 3.1(g)(ii) of the Disclosure Letter sets forth a complete and accurate list of each of the Subsidiaries of the Company, together with (A) their jurisdiction of incorporation or formation, (B) the authorized and issued and outstanding shares of capital and other equity securities of each of the Subsidiaries of the Company (the “Subsidiary Securities”), and (C) the name of each record holder of such Subsidiary Securities. All such Subsidiary Securities are held by such holders free and clear of all Encumbrances other than Permitted Encumbrances that shall be released prior to Closing, and all of the outstanding Subsidiary Securities are owned of record or beneficially by the Company. Other than the Subsidiaries listed in Section 3.1(g)(ii) of the Disclosure Letter, there are no other corporations, partnerships, joint ventures, associations or other entities in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same.

(iii)	None of Vendor, the Company nor any of its Subsidiaries has granted any preemptive rights, rights of first refusal or similar rights with respect to any of the Company Shares or the Subsidiary Securities, and other than the Option Plan, there are no offers, options, warrants, rights, agreements or commitments of any kind granted by Vendor, the Company or any of its Subsidiaries relating to the issuance, conversion, registration, voting, sale or transfer of Company Shares or Subsidiary Securities or obligating Vendor, the Company or any of its Subsidiaries to issue, sell, purchase or redeem any of such Subsidiary Securities. There are no voting trusts, securityholder agreements, voting trust agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of the Company Shares or any Subsidiary Securities or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Outstanding Shares and all outstanding Subsidiary Securities have been, and the Purchased Shares will be, issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all requirements set forth in applicable contracts.
(h)	Compliance with Law; Licenses, Permits and Authorizations

(i)	Neither the Company nor any of its Subsidiaries is in violation in any material respect of any Law applicable to the Company, any of its Subsidiaries or the Business, and the Company and each of its Subsidiaries have conducted the Business in compliance with all applicable Laws in all material respects. During the five years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written communication from any Authority of any alleged failure to comply with any applicable Laws in any material respect which is pending or remains unresolved.

(ii)	The Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, grants, easements, variances, exceptions, consents, certificates, approvals and orders of any Authority necessary or desirable for them to own, lease and otherwise hold and operate their properties and other assets and to carry on the Business (the “Permits”) except for any Permits the absence of which would not cause a Material Adverse Change. All such Permits are listed on Section 3.1(h) of the Disclosure Letter and, to the knowledge of Vendor, all such Permits are in full force and effect and no suspension, cancellation or withdrawal of any such Permit is pending or threatened.

(iii)	None of the Company, any of its Subsidiaries, or, to the knowledge of Vendor, any director, officer, agent, employee, partner or Affiliate of the Company or any of its Subsidiaries is aware of, has taken any action, directly or indirectly, that would result in: (A) a violation by such persons of any applicable Laws and regulations relating to bribery or corruption, including with respect to making any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any official of any Authority or any foreign political party or official thereof or any candidate for foreign political office or (B) a violation or operation in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws and regulations.
(i)	Financial Statements
(i)	True and complete copies of the Financial Statements have been delivered by Vendor to Buyer. All of Financial Statements (including the notes thereto) (A) were prepared in accordance with the books of account and other financial records of the Company and its Subsidiaries, (B) present fairly and accurately, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position, results of operations and cash flows of the Company and its Subsidiaries, on a consolidated basis, as of the dates thereof and for the periods covered thereby, (C) were prepared in accordance with Canadian GAAP applied on a consistent basis in accordance with the past practices of the Company and its Subsidiaries except as otherwise disclosed in Section 3.1(i)(i) of the Disclosure Letter with respect to the Interim Financial Statements and (D) include all adjustments (consisting only of normal recurring accruals, to the extent applicable) that are necessary for a fair presentation of the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof or for the periods covered thereby, except for customary year-end adjustments not reflected on the Interim Financial Statements.

(ii)	The books of account and other financial records of the Company and its Subsidiaries: (A) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with Canadian GAAP applied on a consistent basis in accordance with the past practices of the Company and its Subsidiaries, (B) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies, and (C) have been maintained in accordance with good business and accounting practices.

(iii)	The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with management’s general or specific authorization, and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iv)	Since December 31, 2008, neither the Company nor any of its Subsidiaries nor, to the knowledge of Vendor, any director, officer, employee, auditor, accountant or representative of Vendor, the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since December 31, 2008, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the board of directors of the Company or any committee thereof.

(v)	Section 3.1(i)(v) of the Disclosure Letter sets forth a true, correct and complete list and description of all bank accounts used by the Company and its Subsidiaries as well as the name of each Person with signing authority or access thereunder.

(j)	Absence of Undisclosed Liabilities

The Company and its Subsidiaries have not incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) of any kind that would have been required to be reflected on, reserved against, or otherwise disclosed on a consolidated balance sheet of the Company and its Subsidiaries or the notes thereto prepared in accordance with Canadian GAAP, except (i) as reflected on, reserved against or otherwise disclosed in the balance sheets included in the annual consolidated financial statements of the Company for the fiscal year ended December 31, 2008 or the Interim Financial Statements; (ii) as set forth on Section 3.1(j) of the Disclosure Letter; or (iii) as incurred in the ordinary course of business, consistent with past practice, since September 30, 2009.

(k)	Tax Matters

Except as set forth on Section 3.1(k) of the Disclosure Letter:
(i)	The Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it with the appropriate Authority and all such Tax Returns were accurate and complete in all material respects.

(ii)	The Company and each of its Subsidiaries have duly and timely paid all Taxes, including all installments on account of Taxes for the current year, that are due and payable by it.

(iii)	Adequate provision has been made in the Reference Balance Sheet for any Taxes of the Company and each of its Subsidiaries due and unpaid at the date of the balance sheet of the Reference Balance Sheet.

(iv)	There are no Encumbrances against the Company or any of its Subsidiaries or any of their assets for unpaid Taxes.

(v)	Neither the Company nor any of its Subsidiaries is liable for Taxes of any other Person.

(vi)	The provisions for Taxes in the Reference Balance Sheet are sufficient to cover all liabilities for Taxes (including Tax installments) that have been assessed, whether or not disputed, or that are accruing in respect of the Business and/or the property or operations of the Company and its Subsidiaries for all periods ending on or before the date of the Reference Balance Sheet.

(vii)	There are no notices of objection or appeals outstanding with respect to any assessment, reassessment or determination of the Taxes of Company or any of its Subsidiaries by any Authority. There are no actions, suits, audits, investigations, claims or other proceedings pending or, to the knowledge of Vendor, threatened, against the Company or any of its

Subsidiaries in respect of any Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived or otherwise extended any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. The Company and each of its Subsidiaries has withheld or collected all amounts in respect of Taxes required to be withheld or collected by them and have timely remitted such amounts withheld or collected in the form required under the appropriate Tax Law. The Company and each of its Subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under applicable Tax Law on any sale, supply or delivery whatsoever made by the Company or any of its Subsidiaries.

(viii)	No written Claim has been received from a jurisdiction in which Tax Returns have not been filed by the Company or any of its Subsidiaries to the effect that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction.

(ix)	All sales and license transactions between the Company and any of its Subsidiaries or between any such Subsidiaries have been conducted in accordance with applicable transfer pricing rules and all material documentation to substantiate such transactions has been preserved and is maintained by the Company and its Subsidiaries. There is no taxable income of the Company or any of its Subsidiaries that will be required under applicable Tax Law to be reported for a taxable period beginning after the Closing Date as a result of a change in method of accounting or a transaction that occurred, and pursuant to which a payment was received, prior to the Closing Date.

(x)	The Company has delivered to Buyer, or otherwise made available for review by Buyer, all Tax Returns in respect of income, franchise and similar Taxes and all other material Tax Returns required to be filed by the Company and its Subsidiaries for taxable periods for which the statute of limitations has not expired.

(xi)	Each beneficial owner of the Outstanding Shares is, and at Closing, each beneficial owner of the Purchased Shares will be, a person resident in Canada for purposes of the Tax Act.
(l)	Absence of Changes

Since December 31, 2008 to the date hereof:
(i)	the Company and each of its Subsidiaries have conducted the Business in the ordinary course consistent with past practice;

(ii)	none of the Company or any of its Subsidiaries has taken any action that, if taken after the date hereof, would require the prior written consent of Buyer pursuant to Sections 5.1(e)(i), (ii), (iii), (iv), (viii), (ix), (x) (other than in connection with the construction of the New Line), (xiv) or (xx); and

(iii)	there has not been any Material Adverse Change.
(m)	Title to Personal Properties

Except as set forth on Section 3.1(m) of the Disclosure Letter, each of the Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their respective personal properties and assets that are material to the Business (collectively, the “Personal Property”), in each case free and clear of all Encumbrances other than Permitted Encumbrances.
(n)	Leases of Real Property

Section 3.1(n) of the Disclosure Letter sets forth the address of each leased Real Property and all leases, assignments or subleases for the leased Real Property, including all amendments and modifications in connection therewith (the “Leases”). Each Lease is valid and binding on the Company or its Subsidiaries, as applicable and, to the knowledge of Vendor, each other party thereto. Neither the Company nor any of its Subsidiaries is in breach of, or default under any Lease to which it is a party and, to the knowledge of Vendor, none of the other parties to any of the Leases is in breach of or default under any Lease, except in any case for such breaches or defaults, which would not cause a Material Adverse Change.

(o)	Real Property
(i)	Section 3.1(o) of the Disclosure Letter sets forth a complete list of Owned Real Property in each case by reference to the owner and municipal address. Except as set forth on Section 3.1(o) of the Disclosure Letter, the Company or the applicable Subsidiary of the Company, as the case may be, is the legal and beneficial owner of the Owned Real Property in fee simple, with good and marketable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances.

(ii)	The Real Property and the current use of it comply in all material respects with all applicable Laws, including zoning Laws. During the last five years, no written notice of violation of any applicable Laws or of any covenant, restriction or easement affecting the Real Property or any part of it or with respect to the use or occupancy of the Real Property or any part of it has been given by any Authority having jurisdiction over the Real Property which is pending or remains unresolved.

(iii)	There are no existing or, to the knowledge of Vendor, proposed, contemplated or threatened, expropriation proceedings that would result in the taking of all or any part of the Real Property or that would materially adversely affect the current or contemplated use of the Real Property or any part of it.

(iv)	There is no encroachment onto the Real Property by buildings or improvements from any adjoining lands that would materially adversely affect the current or contemplated use of the Real Property or any part of it.

(v)	The Real Property and the Improvements are in good operating condition and repair in all material respects, and are suitable and adequate for the purposes for which they have been designed.

(vi)	All amounts for labour and materials relating to the construction and repair of the Improvements on the Real Property have been or will be paid in the ordinary course of business and, except for Permitted Encumbrances, no one has a right to file a construction, builders’, mechanics’ or similar lien under any applicable Laws in respect of the Improvements or the Real Property.

(vii)	No part of the Real Property has been designated or is threatened to be designated pursuant to applicable Laws: (A) as an historical site or building or (B) for regulation by any conservation authority.

(viii)	The Real Property has full and free legally enforceable access to and from public roads, which access is sufficient for the purposes of the operation of the Business, and, to the knowledge of Vendor, there is no fact or condition that would result in the interruption or termination of such access.
(p)	Litigation

Except as set forth on Section 3.1(p) of the Disclosure Letter, there is no Claim by or against the Company or any of its Subsidiaries (or by or against Vendor or any Affiliate thereof relating to the Business, the Company or any of its Subsidiaries) or affecting the Business, properties or the assets of the Company or any of its Subsidiaries, pending, or, to the knowledge of Vendor, threatened to be brought, by or before any Authority. None of the matters set forth on Section 3.1(p) of the Disclosure Letter has a Material Adverse Change or could affect the legality, validity or enforceability of this Agreement. There are no Judgments against, or affecting the Business, properties or the assets of, the Company or any of its Subsidiaries that would result in a Material Adverse Change.

(q)	Non-Arm’s Length Transactions

(i)	Neither the Company nor any of its Subsidiaries has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any other Person with whom such Person is not dealing at arm’s length or any Affiliate of any of the foregoing, except as disclosed in the Financial Statements or as set forth on Section 3.1(q) of the Disclosure Letter and except for usual compensation to officers, directors and employees (in their respective capacities as such) paid in the ordinary and normal course of the Business, consistent with past practice.

(ii)	To the knowledge of the Vendor, no employee, officer, director, shareholder or Affiliate of the Company or any of its Subsidiaries (A) has or has had, directly or indirectly, an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that the Company or any of its Subsidiaries furnishes or sells, or proposes to furnish or sell; (B) has or has had, directly or indirectly, an economic interest in any Person that purchases from or sells or furnishes to, the Company or any of its Subsidiaries, any goods or services; (C) has or has had, directly or indirectly, a beneficial interest in any contract or agreement disclosed on Section 3.1(r) of the Disclosure Letter; or (D) is a party to any current material agreement, contract, commitment or transaction with the Company or any of its Subsidiaries or has any interest in any material property or material asset of the Company or any Subsidiary of the Company.

(iii)	Except as disclosed in the Financial Statements or set forth on Section 3.1(q) of the Disclosure Letter, there are no contracts, agreements, arrangements, transactions or proposed transactions between the Company or any of its Subsidiaries, on the one hand, and Vendor or any officer, director or Affiliate of the Company or Vendor, on the other hand (“Related Party Transactions”), other than pursuant to employment agreements or arrangements made available or described to Parent and Buyer prior to the date hereof. All Related Party Transactions were on terms and conditions as favourable to the Company or such Subsidiary of the Company, as the case may be, as would have been obtainable by it at the time in a comparable arm’s length transaction with an unrelated party.
(r)	Material Contracts
(i)	Except as set forth on Section 3.1(r) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following (collectively, the “Material Contracts”):
(A)	any contract, agreement, purchase or sale order, including the terms and conditions governing such purchase or sale order, for the manufacture, sale or distribution of any Company Products (except for purchase orders for the sale of Inventories on terms and conditions substantially similar to the terms and conditions previously provided to Buyer or the purchase of raw materials or supplies in the ordinary course of the Business consistent with past practice) or other commitment or arrangement that (i) contemplates any exchange of consideration with an aggregate value greater than $250,000 during the calendar year ended December 31, 2009 or over the remaining term set forth therein, and (ii) may not be terminated by the Company or any of its Subsidiaries without penalty or further payment upon 30 days’ or less prior written notice;

(B)	any contract, agreement or commitment for the purchase or sale of any equipment or fixed or capital assets having a fair market value in excess of $250,000;

(C)	any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or commitment for the borrowing of money;

(D)	any leasing transaction of the type required to be capitalized in accordance with Canadian GAAP;

(E)	any contract, agreement or commitment limiting the freedom of any Person to engage in any line of business, compete with any other Person (including any limitation on competition in any geographic area or during any period of time) or otherwise conduct the Business, including any restrictions relating to “exclusivity” or any similar requirement in favour of any Person other than the Company or its Subsidiaries;

(F)	any Company IP Agreement (other than licenses of Off-the-Shelf Software licensed pursuant to shrink-wrap or click-wrap agreements);

(G)	any joint venture, limited liability company, partnership or other similar contracts (and amendments thereto) involving the sharing of profits, losses, costs or liabilities or in which the Company or any of its Subsidiaries otherwise holds an interest in any other Person;

(H)	any contract, agreement or other arrangement with any Authority other than the Public Grants;

(I)	any contract, agreement or other arrangement pursuant to which the Company or any of its Subsidiaries grant another Person “most favoured nation” or similar status;

(J)	all contracts relating to the acquisition or disposition of any material business, operations or division (whether by merger, sale of stock, sale of assets or otherwise);

(K)	any contracts relating to the settlement of any Claim material to the Company or any of its Subsidiaries;

(L)	any contract granting an Encumbrance other than Permitted Encumbrances upon all or any part of any material asset of the Company or any of its Subsidiaries;

(M)	all contracts set forth on Section 3.1(q) of the Disclosure Letter;

(N)	all contracts which grant any right of first refusal, right of first offer or similar right with respect to any material assets of properties of the Company or any of its Subsidiaries;

(O)	the Guarantees;

(P)	all Leases and Personal Property Leases;

(Q)	any contract, agreement, arrangement or other commitment of the Company or any Subsidiary relating to any interest rate, currency or commodity derivative, hedge or similar transaction; and

(R)	all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Company, any of its Subsidiaries or the conduct of the Business, or the absence of which would have a Material Adverse Change.
(ii)	Each Material Contract is valid and binding on the Company and its Subsidiaries, as the case may be, and, to the knowledge of Vendor, the other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of Vendor, any of the other parties thereto, are in material breach of, or material default under, or has received any written notice of termination, cancellation, breach or default under, any Material Contract to which it is a party.

(iii)	Vendor has made available to Buyer true and complete copies of all Material Contracts.
(s)	Employment Matters
(i)	Section 3.1(s)(i) of the Disclosure Letter contains a complete and accurate list (subject to such redactions as are required or appropriate pursuant to applicable privacy Laws) of all managing directors and other employees of the Company and its Subsidiaries who currently earn base annual compensation in excess of $150,000, including any managing directors or other employees of the Company or any of its Subsidiaries who are, or as of the Closing Date will be, on any authorized leave of absence, short-term disability, workers’ compensation leave, maternity or parental leave, vacation leave or other dismissal protection (collectively, the “Employees”), including their respective positions, current remuneration (including bonuses or other incentives), notice periods for termination, special protection against dismissal, change-of-control clauses and post-contractual non-compete covenants. No Employee has given notice or otherwise terminated or, to the knowledge of Vendor, intends to give notice or otherwise terminate, his or her employment relationship with the Company or any of its Subsidiaries.

(ii)	Except as set forth on Section 3.1(s)(ii) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any agreements with past or present employees, agents or independent contractors which are not terminable by the Company or its applicable Subsidiary on the giving of notice in accordance with applicable Laws. There are no oral contracts of employment entered into with any Employees other than contracts of indefinite hire terminable by the Company or its applicable Subsidiary in accordance with applicable Law and on reasonable notice and neither the Company nor any of its Subsidiaries has entered into any agreements with any employees or independent contractors with respect to the termination of employment or other relationship. Neither the Company nor any of its Subsidiaries has an obligation to re-instate any employees or independent contractors. Other than as set forth on Section 3.1(s)(ii) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any oral or written contract or commitment providing for severance, notice of termination or pay in lieu of notice of termination or termination, severance, retention or similar payments.

(iii)	Except as set forth on Section 3.1(s)(iii) of the Disclosure Letter, there are no agreements obligating the Company or any of its Subsidiaries to provide any cash or other compensation or benefits to any managing director, director, officer, employee, consultant or agent upon or as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

(iv)	All liabilities and obligations in respect of all Employees and all other employees of the Company and its Subsidiaries have, in all material respects, been timely fulfilled, paid or accrued in the ordinary course of business, including premium contributions, bonus and incentive payments, remittance and assessments for employment insurance, employer health tax, social security payments (Sozialabgaben), Canada Pension Plan, Quebec Pension Plan, income tax, workplace safety and insurance and any other employment-related legislation, accrued wages, Taxes, salaries, commissions and employee benefit plan payments, contributions and premiums.

(v)	Except as set forth on Section 3.1(s)(v) of the Disclosure Letter, there are no outstanding, pending, or to the knowledge of Vendor, threatened assessments, actions, causes of action, claims, complaints, grievances, demands, orders, prosecutions or suits against the Company or any of its Subsidiaries or their respective managing directors, executives, officers or agents pursuant to or under any applicable employment Laws, including Canada Pension Plan, Quebec Pension Plan, unemployment insurance, Tax, employer health tax, employment standards, labour relations, language legislation, occupational health and safety, human rights, workplace safety and insurance and pay equity laws.

(vi)	Except as set forth on Section 3.1(s)(vi) of the Disclosure Letter, neither the Company nor any of its Subsidiaries has made any contract or agreements with, or commitment to, whether directly or indirectly, any labour union, employee association or other similar entity or made commitments to or conducted negotiations with any labour union or employee association or similar entity with respect to any past, current or future agreements. Except as set forth on Section 3.1(s)(vi) of the Disclosure Letter, no works agreement (Betriebsvereinbarung), reconciliation of interests (Intessenausgleich) or social plan (Sozialplan) exist by which the Company or any of its Subsidiaries is bound. Except as set forth on Section 3.1(s)(vi) of the Disclosure Letter, no trade or labour union, employee association or other similar entity has any bargaining rights acquired by accreditation, certification or voluntary recognition with respect to the employees of the Company or any of its Subsidiaries. None of the German Subsidiaries is a member of any employer’s association or has entered into any collective bargaining agreements (Tarifverträge), nor do any collective bargaining agreements apply to any employment relationship with any of the German Subsidiaries.

(vii)	There has been no and, to the knowledge of Vendor, there is no threat of any (A) strike, lock-out, work stoppage, work slow down or labour dispute in the past three years, or (B) material outstanding labour or employment proceedings of any kind (including unfair labour practice complaints, grievances, arbitrations or applications for declaration of related or successor employer) in respect of the employees of the Company or any of its Subsidiaries.

(viii)	Section 3.1(s)(viii) of the Disclosure Letter contains a complete and accurate list of all establishments (Betriebe) or other locations of any of the German Subsidiaries and of all existing works councils (Betriebsräte). No company works council (Gesamtbetriebsrat) or group works council (Konzernbetriebsrat) is established at one of the German Subsidiaries.

(ix)	None of the German Subsidiaries was involved in any transfer of a business (Betriebsübergang) or transfer of part of a business (Betriebsteilübergang) during the last five years.
(t)	Benefit Plans
(i)	Section 3.1(t)(i) of the Disclosure Letter contains a complete and accurate list of all Benefit Plans. Except as set forth on Section 3.1(t)(i) of the Disclosure Letter, no Benefit Plan is a pension plan that is required to be registered under applicable pension legislation or a multi-employer plan as defined by applicable legislation.

(ii)	Each of the Benefit Plans has been established, maintained, funded, invested and administered in compliance in all material respects with its terms, with all plan summaries and booklets and with applicable Laws and fiduciary standards. To the extent required, all of the Benefit Plans have been approved by the appropriate authorities.

(iii)	All material obligations of the Company and each of its Subsidiaries required to be performed in connection with the Benefit Plans and funding media established therefor, including the making or payment of contributions or premiums, have been performed, and there are no material outstanding defaults or violations by the Company or its Subsidiaries.

(iv)	There are no outstanding material claims pending or, to the knowledge of Vendor, threatened against, concerning or affecting the Benefit Plans.

(v)	There are no outstanding material liabilities under the Tax Act or any other Tax Laws with respect to the Benefit Plans.

(vi)	There have been no withdrawals of, or applications made to withdraw, surplus from any Benefit Plan. No contribution or premium holidays have been taken in respect of any Benefit Plan.

(vii)	No Benefit Plan provides benefits to retirees or to Employees after termination of employment or provides for retroactive charges or premium increases.

(viii)	There are no participants or other individuals entitled to participate in any Benefit Plan other than current or former employees, directors or officers of the Company and its Subsidiaries.

(ix)	With regard to the German Subsidiaries, no pension or retirement schemes or similar commitments or arrangements with any managing directors or other employees exist or have been made or promised by the Company or any of its Subsidiaries, except for statutory pension rights (Gesetzliche Rentenversicherung) or as set forth on Section 3.1(t)(ix) of the Disclosure Letter.

(x)	None of the employees or managing directors of the German Subsidiaries have any Claims against the Company or any of its Subsidiaries based on occupational customs and practices (betriebliche Übung) or general commitments by the employer (Gesamtzusagen).

(xi)	The execution of this Agreement and the completion of the transactions contemplated hereby will not constitute an event under any Benefit Plan that would result in any payment (whether of severance pay or otherwise), acceleration of payment, or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Employee.
(u)	Insurance

All material assets and properties of the Company and each of its Subsidiaries are, and for the past five years have been, covered by valid and, except for insurance policies that have expired under their terms in the ordinary course, currently effective insurance policies or binders of insurance (including general liability insurance, property insurance and workers’ compensation insurance) issued in favour of the Company or one of its Subsidiaries, as the case may be. Section 3.1(u) of the Disclosure Letter sets forth a list of all insurance policies and bonds with respect to which the Business, the Company and each of its Subsidiaries is an insured and, except as otherwise specified therein, such coverages are in full force and effect, all due premiums have been paid and the Company or the relevant Subsidiary of the Company is the sole beneficiary of such policies. None of the insurers on this list for any such policy or bond has, to the knowledge of the Vendor, been declared insolvent or placed in receivership, conservatorship or liquidation. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a default in any material respect, whether as to payment of premium or otherwise, under the terms of any such insurance policy or bond, or has failed to give any material notice or file or present any material claim under any such insurance policy or bond in a due and timely fashion or received notice or otherwise has knowledge of any intent of an insurer to either claim any default on its part or to terminate or cancel any policy of insurance prior to its expiration date, or fail to renew any policy of insurance on its expiry.

(v)	Intellectual Property
(i)	Section 3.1(v)(i) of the Disclosure Letter sets forth a list of all Registered Company Intellectual Property.

(ii)	The Company and its Subsidiaries have sufficient rights to use the Company Intellectual Property in connection with the conduct of the Business, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Company Intellectual Property includes all Intellectual Property Rights used or held for use in connection with the conduct of the Business, and there are no other items of Intellectual Property Rights that are material to or necessary for the conduct of the Business. Except as set forth on Section 3.1(v)(ii) of the Disclosure Letter, Company or its Subsidiaries are the exclusive owner of all right, title and interest in and to each item of Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. The Company and each of its Subsidiaries have a valid license to use the Licensed Intellectual Property in connection with the conduct of the Business, subject only to the terms of the Company IP Agreements.

(iii)	The Owned Intellectual Property is (A) valid, subsisting and enforceable, (B) currently in compliance in all material respects with any and all formal legal requirements necessary to maintain the validity and enforceability thereof, and (C) not subject to any outstanding order, judgment, injunction, decree, ruling or agreement adversely affecting the Company’s or any of the Company’s Subsidiaries’ use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Registered Owned Intellectual Property is currently in compliance in all material respects with any and all formal legal requirements necessary to record and perfect the Company’s and the Company’s Subsidiaries’ interest therein and the chain of title thereof.

(iv)	Except as set forth on Section 3.1(v)(iv) of the Disclosure Letter, there is no Claim pending, asserted or, to the knowledge of Vendor threatened, by or against the Company or any of its Subsidiaries concerning the ownership, validity, registerability, enforceability or use of, or licensed right to use, any Owned Intellectual Property.

(v)	The Company and its Subsidiaries, the conduct of the Business and the use of the Company Intellectual Property and Company Products (including any method of manufacturing thereof) in connection therewith do not, and have not in the last six years, infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property Rights of any other Person. To the knowledge of Vendor, no Person is engaging, or has engaged in the last six years, in any activity that infringes, misappropriates or otherwise violates or conflicts with any Owned Intellectual Property.

(vi)	The Company and its Subsidiaries have taken all reasonable measures to maintain the confidentiality and value of all confidential information used or held for use in the conduct of the Business. To the knowledge of Vendor, no confidential information, trade secrets or other confidential Company Intellectual Property have been disclosed by the Company or any of its Subsidiaries or, discovered by any Person except pursuant to appropriate non-disclosure and/or license agreements that (A) obligate such Person to keep such confidential information, trade secrets or other confidential Company Intellectual Property confidential both during and after the term of such agreement, and (B) are valid, subsisting, in full force and effect and binding on the parties thereto and with respect to which no party thereto is in material default thereunder and no condition exists that with notice or the lapse of time or both could constitute a material default thereunder.

(vii)	To the extent that any Intellectual Property Rights that are material to the Business have been conceived, developed or created for the Company or any of its Subsidiaries by any other Person, the Company and/or such Subsidiary, as applicable, have executed valid and enforceable written agreements with such Person with respect thereto transferring to the Company and/or such Subsidiary the entire and unencumbered right, title and interest therein and thereto by operation of law or by valid written assignment. The Company and its Subsidiaries have timely and effective exercised any and all claims under Section 6.1 of the German Act on Employee Inventions, by means of an unlimited claim, in relation to service inventions (Diensterfindungen) that are material to the Business by any of its current or former employees, whether notified in accordance with Section 5.1 of the German Act on Employee Inventions or otherwise come to the knowledge of the Company or any of its Subsidiaries.
(w)	Environmental Matters

Except as set forth on Section 3.1(w) of the Disclosure Letter:
(i)	The Business has been and is being carried on in compliance with all applicable Environmental Laws in all material respects and no notice of alleged non-compliance or liability has been received nor, to the knowledge of Vendor, are there any facts and circumstances that would reasonably be expected to give rise to such a notice.

(ii)	Since such time as the relevant Real Property has been used, operated or occupied by the Company or any of its Subsidiaries, as applicable (nor, to the knowledge of Vendor, prior to such time), there has not been a Release of any Hazardous Substances on, under or emanating to or from any Real Property where the Company or any of its Subsidiaries, as applicable, conduct or has conducted the Business, and all Hazardous Substances generated, disposed of, treated, handled, transported or stored by the Company or any of its Subsidiaries have been generated, disposed of, treated, handled, transported and stored in compliance with all Environmental Laws and are not reasonably expected to result in a material liability.

(iii)	There are no civil, judicial, administrative or regulatory proceedings or investigations against or involving the Company or any of its Subsidiaries or in connection with the Business pending or, to the knowledge of

Vendor, threatened, which allege non-compliance with Environmental Laws or liability relating to Hazardous Substances.
(x)	Brokers

Except for CIBC World Markets Inc. (“CIBC”) and HSBC Securities (Canada) Inc. (“HSBC”), neither Vendor nor any of its Affiliates has engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, there is no commission, fee or other remuneration payable, or other liability incurred, by Vendor, the Company or any of its Subsidiaries to any broker, underwriter or agent in connection with any of the transactions contemplated by this Agreement other than CIBC and HSBC. Vendor or one of its Affiliates (other than the Company or one of its Subsidiaries) is solely responsible for any fees and expenses of CIBC, HSBC, Goodmans LLP and each other professional firm, consultant, agent or other service provider retained by Vendor or its Affiliates in connection with the transactions contemplated hereby.
(y)	Government Grants
(i)	Section 3.1(y) of the Disclosure Letter contains a complete and accurate list of all subsidies, allowances, aides and other public grants, including those within the meaning of Article 87 of the EC Treaty or comparable applicable Laws of other jurisdictions which have been granted to (involving any obligations, accrued or contingent), or applied for by, the Company or any of its Subsidiaries and in respect of which there are any funds that remain to be disbursed or ongoing conditions or covenants that continue to apply to the Company or its Subsidiaries (together, the “Public Grants”), in each case specifying the type, total amount granted, amount already received and material terms of such Public Grants. The Company and its Subsidiaries, as the case may be, have applied for, received and used all Public Grants only in accordance with the applicable requirements, conditions, regulations and provisions thereof and of any documentation related thereto. All Public Grants are in full force and effect, and are available for use, in each case on terms and conditions applicable thereto as set forth in the Public Grants and in any documentation related thereto. Neither the Company nor any of its Subsidiaries is or will be (A) under an obligation to repay any of the Public Grants, either in whole or in part, or (B) subject to any other materially adverse consequence relating to the Public Grants, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. Vendor has made available to Parent and Buyer prior to the date hereof complete and correct copies of all documentation containing the material terms of the Public Grants.

(ii)	None of the Company or any of its Subsidiaries is under any obligation to maintain a certain number of employees at any location or in any region, or to maintain any business at all or in any region, under the terms of any of the Public Grants, except as set forth on Section 3.1(y)(ii) of the Disclosure Letter.

(iii)	None of the Company or any of its Subsidiaries has claimed or received any payment under any suretyship or guarantee granted by any Authority to any Person other than the Company or any of its Subsidiaries which may constitute a Public Grant.
(z)	Privacy Laws
(i)	Except as set out in Section 3.1(z) of the Disclosure Letter, the Company and its Subsidiaries have complied at all times in all material respects with all Privacy Laws in connection with the collection, use and disclosure of Personal Information; and all Personal Information has been collected, used and disclosed with the consent of each individual to whom such Personal Information relates and has been used only for the purposes for which it was initially collected.

(ii)	Vendor has disclosed to Buyer only such Transaction Personal Information as is necessary for the purpose of Buyer determining whether to proceed with the transactions contemplated by this Agreement and that, if the determination is to proceed with such transactions, is required for the Parties to carry out and complete the transactions.
(aa)	Customers

Listed on Section 3.1(aa) of the Disclosure Letter are the names and addresses of each of the ten most significant customers (by revenue) of the Company and its Subsidiaries for the nine-month period ended September 30, 2009, and the amount for which each such customer was invoiced during such period. None of Vendor, the Company or any of its Subsidiaries has received any notice or has any reason to believe that any such customer has ceased, or will cease, to use the products, goods or services of the Company or any of its Subsidiaries, or has substantially reduced, or will substantially reduce, the use of such products, equipment, goods or services at any time.

(bb)	Suppliers

Listed on Section 3.1(bb) of the Disclosure Letter are the names and addresses of each of the ten most significant suppliers of raw materials, supplies, merchandise and other goods to the Company and its Subsidiaries (excluding suppliers of fixed assets in connection with the New Line) for the nine-month period ended September 30, 2009 and the amount for which each such supplier invoiced the Company and its Subsidiaries, as the case may be, during such period. None of Vendor, the Company or any of its Subsidiaries has received any notice or has any reason to believe that any such supplier will not sell raw materials, supplies, merchandise and other goods to the Company or any of its Subsidiaries at any time after the Closing on terms and conditions substantially similar to those used in its current sales to the Business, subject only to general and customary price increases. None of Vendor, the Company or any of its Subsidiaries is engaged in any material dispute with any such supplier.

(cc)	Receivables and Inventories
(i)	Section 3.1(cc)(i) of the Disclosure Letter contains an aged list of the Receivables as of December 31, 2008, showing separately those Receivables that as of such date had been outstanding for (A) 30 days or less, (B) 31 to 60 days, (C) 61 to 90 days, and (D) more than 90 days. None of the Receivables is due from an Affiliate of the Company or of any Subsidiary of the Company.

(ii)	The Inventories consist of items that are current and of good and merchantable quality and not subject to any material write-down or material write-off. The portion of the Inventories consisting of finished products is saleable in the ordinary course of business. The portion of the Inventories consisting of raw materials and work-in-progress is of a quality useable in the production of finished products.
(dd)	Products

There are no liabilities for product returns other than those arising in the ordinary course of the Business in an aggregate amount of less than $1,000,000. In the three years prior to the date hereof, none of the products sold by the Company or any of its Subsidiaries have, to the knowledge of Vendor, been the subject of a manufacturer’s product recall. Neither the Company nor any of its Subsidiaries has, within the last three years, incurred any material expenses related to Claims for warranty obligations, product liability claims, product returns or product services. To the knowledge of Vendor, there are no material threatened Claims against the Company or any of its Subsidiaries, and to the knowledge of Vendor, the Company is not aware of any information that any such potential threats are imminent or reasonably likely to occur, for (i) warranty obligations, (ii) product liability claims, (iii) product returns or (iv) product services, other than in the ordinary course of business.

(ee)	Sufficiency of Assets

Each of the Company and each of its Subsidiaries owns, leases or has the legal right to use all the properties and assets used or intended to be used in the conduct of the Business, and, with respect to contract rights, is a party to and enjoys the right to the benefits of all contracts, agreements and other arrangements used or intended to be used by the Company or any of its Subsidiaries or in or relating to the conduct of the Business. The assets described in this Section 3.1(ee) constitute all the properties, assets and rights forming a part of, used, held or intended to be used in, and all such properties, assets and rights as are necessary in the conduct of, the Business.

(ff)	Acquisition of Parent Securities

Neither Vendor nor, to Vendor’s knowledge, any Person set forth on Section 3.1(b)(i) of the Disclosure Letter, has any current intention to acquire, directly or indirectly, any shares or other securities issued by Parent.

(gg)	Competition Act

Vendor, together with its affiliates (as such term is defined under the Competition Act), neither has aggregate assets in Canada, nor aggregate gross revenues from sales in, from or into Canada, in excess of $300 million for the purposes of, and in accordance with, the determination to be made under subsection 109(1) of the Competition Act and the Notifiable Transactions Regulations thereto.
Except as expressly set forth in this Section 3.1, Vendor makes no representation or warranty, express or implied, at law or in equity, in respect of the Purchased Shares or the Company or any of its Subsidiaries and any such other representations, warranties or conditions are expressly disclaimed.
3.2 Representations and Warranties of Parent and Buyer
Parent and Buyer hereby jointly and severally represent and warrant to Vendor (and acknowledge that Vendor is relying on the representations and warranties in completing the transactions contemplated hereby) that:
(a)	Formation and Authority

Each of Parent and Buyer is a corporation duly organized or incorporated and validly existing under the laws of its jurisdiction of formation or incorporation and has all necessary power and authority to enter into and perform its obligations under this Agreement and the Escrow Agreement and to carry out the transactions contemplated hereby and thereby.

(b)	Non Contravention

Except for the Regulatory Approvals, the execution, delivery and performance by Parent and Buyer of this Agreement and the Escrow Agreement do not and will not:
(i)	conflict with, violate or result in the breach of any of the terms or provisions of the constating documents, by-laws or resolutions of the board of directors (or any committees thereof) or securityholders, of Parent or Buyer; or

(ii)	materially conflict with or violate any Law applicable to Parent or Buyer.
(c)	Enforceability of Obligations

The execution and delivery of this Agreement (and the Escrow Agreement) by or on behalf of each of Parent and Buyer, and the consummation by each of Parent and Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of each of Parent, Buyer and, to the extent applicable, their respective securityholders. This Agreement has been duly executed and delivered by or on behalf of each of Parent and Buyer and, at or prior to the Closing, each of Parent and Buyer will have duly executed and delivered the Escrow Agreement. This Agreement is, and the Escrow Agreement, when duly executed and delivered at Closing by Parent and Buyer, will be, the legal, valid and binding obligation of Parent and Buyer, as the case may be, enforceable against Parent and Buyer, as the case may be, in accordance with its respective terms, provided that enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally, and that specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(d)	Consents

Except for German Merger Control Approval, the execution, delivery and performance of this Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby, do not and will not required any consent, approval or authorization of, or declaration, filing or registration with, any Authority to be made or obtained by Parent or Buyer prior to the consummation of the transactions contemplated by this Agreement, except where the failure to obtain a Regulatory Approval would not be material to Parent and Buyer or would not prevent or materially delay the consummation by Parent and Buyer of the transactions contemplated by this Agreement and the Escrow Agreement.

(e)	Buyer is a WTO Investor

Buyer is a “WTO Investor” within the meaning of the ICA.

(f)	Brokers

Except for Credit Suisse Securities (USA) LLC (“Credit Suisse”), neither Parent nor Buyer has engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, there is no commission, fee or other remuneration payable, or other liability incurred, by Parent or Buyer to any broker, underwriter or agent in connection with any of the transactions contemplated by this Agreement other than Credit Suisse. Parent and Buyer, together, are solely responsible for any fees and expenses of Credit Suisse.

(g)	Litigation

There are no Claims by or against Parent or Buyer pending, or to the knowledge of Parent, threatened to be brought, by or before any Authority which, if determined adversely to Parent or Buyer, would, individually or in the aggregate, have a material adverse effect on Parent’s and/or Buyer’s ability to perform its obligations under this Agreement.

(h)	Sufficiency of Funds

Parent or Buyer has delivered to Vendor a true and complete copy of an executed commitment letter (the “Commitment Letter”) from Credit Suisse (the “Lender”) pursuant to which the Lender has committed to provide Parent with debt financing in an aggregate amount of up to USD$100,000,000 (the “Debt Financing”). The Commitment Letter, in the form so delivered, is in full force and effect and, as of the date hereof, has not been amended, modified, withdrawn or rescinded in any respect, and is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under the Commitment Letter. The Debt Financing, along with cash otherwise available to Parent or Buyer at Closing, is sufficient to enable Parent and Buyer to pay the Purchase Price and to pay any other amounts payable by Parent or Buyer pursuant to this Agreement. There are no conditions precedent or other contingencies relating to funding of the full amount of the Debt Financing other than as set forth in the Commitment Letter (including any references to other agreements as contained therein) and, as of the date hereof, neither Parent nor Buyer has any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing or, if applicable, Alternative Financing, will not be available to Parent and Buyer on the Closing Date.

(i)	Due Diligence

Parent acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, liabilities, results of operations and projected operations of the Company and each of its Subsidiaries and the nature and condition of their respective properties and assets and, in making the determination to proceed with the transactions contemplated by this Agreement, has relied solely on the results of its own independent investigation and the representations and warranties in Section 3.1.

(j)	Competition Act

Buyer, together with its affiliates (as such term is defined under the Competition Act), neither has aggregate assets in Canada, nor aggregate gross revenues from sales in, from or into Canada, in excess of $100 million for the purposes of, and in accordance with, the determination to be made under subsection 109(1) of the Competition Act and the Notifiable Transactions Regulations thereto.
3.3 Nature and Survival of Vendor’s Representations, Warranties and Agreements
(a)	Representations and Warranties

The representations and warranties of Vendor contained in this Agreement shall survive the Closing for the benefit of Parent and Buyer as follows:
(i)	as to the representations and warranties contained in Sections 3.1(a), 3.1(b), 3.1(e), 3.1(g) (other than the last sentence of Section 3.1(g)(ii)) and 3.1(x) (the “Core Representations”), indefinitely;

(ii)	as to the representations and warranties contained in Section 3.1(k), until 90 days after the later of the expiration of (A) all periods during which any Tax assessment may be issued by a Tax Authority and (B) all periods allowed for objecting to and appealing the determination of any proceedings relating to any assessment or reassessment of the Company or any of its Subsidiaries, as the case may be, by any Authority in respect of, in the case of (A) or (B), any Taxation period ending on or prior to the Closing or in which the Closing occurs;

(iii)	as to the representations and warranties contained in Sections 3.1(s), 3.1(t) and 3.1(w), until three years following the Closing Date; and

(iv)	as to all other representations and warranties not specified in Sections 3.3(a)(i), (ii) and (iii), until 18 months following the Closing Date, in each case unless a bona fide notice of a Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of that Claim.

(b)	Covenants and Agreements

The covenants and agreements of Vendor contained in this Agreement shall survive the Closing for the benefit of Parent and Buyer indefinitely.
3.4 Nature and Survival of Parent’s and Buyer’s Representations, Warranties and Agreements
(a)	Representations and Warranties

The representations and warranties of Parent and Buyer contained in this Agreement shall survive the Closing for the benefit of Vendor as follows:
(i)	as to the representations and warranties contained in Sections 3.2(a), 3.2(c) and 3.2(f), indefinitely; and
(ii)	as to all other representations and warranties not specified in Section 3.4(a)(i), until 18 months following the Closing Date, in each case unless a bona fide notice of a Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of that Claim.

(b)	Covenants and Agreements

The covenants and agreements of Parent and Buyer contained in this Agreement shall survive the Closing for the benefit of Vendor indefinitely.
ARTICLE 4
CONDITIONS PRECEDENT TO THE PERFORMANCE BY THE PARTIES OF THEIR
OBLIGATIONS UNDER THIS AGREEMENT
4.1 Buyer’s Conditions
The obligation of Buyer to complete the purchase of the Purchased Shares hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of Buyer):
(a)	Representations and Warranties

Disregarding any Material Adverse Change or materiality qualifiers contained therein, each of the representations and warranties of Vendor set forth in this Agreement (other than the Core Representations) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date (except to the extent such representations and warranties address matters only as of a particular date, in which case such representations and warranties shall be true and correct as of such particular date), except to the extent the failure of such representations or warranties to be so true and correct would not result in a Material Adverse Change. The Core Representations shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date (except to the extent such representations and warranties address matters only as of a particular date, in which case such representations and warranties shall be true and correct as of such particular date). Vendor shall deliver to Buyer at Closing a certificate signed by a senior officer of Vendor confirming compliance with this condition.

(b)	Performance of Obligations

Vendor shall have performed or complied (i) in all material respects with each of its obligations, covenants and agreements in this Agreement which are to be performed or complied with by it at or prior to the Closing and (ii) in all respects with its obligations, covenants and agreements in Section 5.17, and Vendor shall deliver to Buyer at Closing a certificate signed by a senior officer of Vendor confirming compliance with this condition.

(c)	Directors and Officers

All directors and officers of the Company and each of its Subsidiaries (other than the German Subsidiaries of the Company), except for such Persons as shall have been designated in writing not later than three Business Days prior to the Closing by Buyer to Vendor, shall have executed effective as of the Closing Date (A) resignation letters and (B) a form of release, in each case satisfactory to Buyer, acting reasonably.

(d)	Share Certificates

Buyer shall have received from Vendor a certificate or certificates representing the Purchased Shares, duly endorsed in blank or with duly executed stock powers, as contemplated in Section 2.2(b).

(e)	Additional Closing Deliveries

Buyer shall have received the following additional closing deliveries:
(i)	a certificate, dated as of the Closing Date, from Vendor and certifying as to (A) its constating documents and the incumbency of officers executing this Agreement and the Escrow Agreement and (B) the resolutions of the board of directors of Vendor, authorizing the execution, delivery and performance by Vendor of this Agreement and the Escrow Agreement;

(ii)	a receipt from the Escrow Agent acknowledging receipt of the Escrow Amount;

(iii)	a receipt from Vendor acknowledging receipt of the Purchase Price less the Escrow Amount;

(iv)	the Escrow Agreement, executed by the Escrow Agent and Vendor; and

(v)	the Vendor Limited Guarantee, executed by Brookfield Asset Management Inc.
(f)	No Action to Restrain

No Claim shall be pending by or before any Authority against any of the Parties seeking to, and no applicable Law shall be in force which shall, restrain, prohibit or materially and adversely alter the transactions contemplated by this Agreement or the Escrow Agreement, provided that this Section 4.1(f) shall not apply if Parent or any of its Affiliates has directly or indirectly solicited or encouraged any such Claim.

(g)	Competition Approval

German Merger Control Approval shall have been obtained.

(h)	Vendor Loans

(i)	Prior to Closing, the outstanding balance under the Vendor Loans shall have been, directly or indirectly, repaid through, or exchanged for, the issuance of common shares of the Company and all of such common shares shall have been issued solely to, and as of the Closing shall be held solely by, Vendor; and

(ii)	the Vendor Loans shall have been terminated prior to the Closing and neither the Company nor any of its Subsidiaries shall have any further liability or obligations thereunder.
(i)	Intercompany Agreements

All of the Intercompany Agreements shall have been terminated on or prior to the Closing and neither the Company nor any of its Subsidiaries shall have any further liability or obligations thereunder.

(j)	Repayment of Indebtedness

All Indebtedness of the Company and its Subsidiaries shall have been repaid on or prior to the Closing, all hedges, derivative or similar agreements (including interest rate swaps), whether associated with any such Indebtedness or otherwise, shall have been terminated and all Encumbrances on the Purchased Shares or any other properties, rights or assets of the Company or any of its Subsidiaries or otherwise relating to the Business arising out of or otherwise incurred in connection with any such Indebtedness shall have been released, and Parent and Buyer shall have received payoff letter(s) or invoice(s) relating to the payment of all such Indebtedness, together with any fees, expenses or other costs (including any “breakage” costs) associated with such repayment and such termination of all derivative or similar agreements (including interest rate swaps) associated therewith, and such other documentation as is reasonably necessary to evidence the termination of all such associated derivative or similar agreements (including interest rate swaps) and the release of all such Encumbrances, in each case, in form and substance reasonably satisfactory to Parent.

(k)	Employment Agreements

The letter amendment and the employment agreement described in the third recital hereof have not been terminated and Mr. Hovelmann has not provided written notice of termination of such employment agreement, which notice has not been revoked, and Mr. Hovelmann shall be an employee of Concert Europe GmbH as of the Closing Date.

(l)	No Material Adverse Change

No Material Adverse Change shall have occurred.

(m)	Financing

Parent and/or Buyer shall have received debt financing in an amount up to US$100,000,000 on the terms and condition set forth in the Commitment Letter or such other debt financing in an amount up to US$100,000,000 that Parent and/or Buyer shall have determined to pursue in their sole discretion, so long as the terms and conditions of such other debt financing (i) do not impose additional conditions precedent to such other debt financing other than those set forth in the Commitment Letter and (ii) will not materially delay Closing.

(n)	Option Plan

Prior to Closing, Vendor shall have, and shall have caused the Company and its Subsidiaries to have (i) taken all actions necessary to cancel all options for Company Shares granted under the Option Plan in exchange for the right to receive the Per Option Closing Amount, in each case in accordance with the terms of the Option Plan, as a result of which, there shall be no options, whether or not vested or exercised, outstanding under the Option Plan, and the holders thereof shall cease to have any rights with respect thereto, other than the right to receive the Per Option Closing Amount, (ii) paid each of such holders the Per Option Closing Amount in full, and (iii) terminated the Option Plan, and Parent and Buyer shall have received a written certification from Vendor confirming that each of the foregoing has occurred.
4.2 Conditions of Vendor
The obligation of Vendor to complete the sale of the Purchased Shares hereunder shall be subject to the satisfaction of or compliance with, at or before the Closing, of each of the following conditions (each of which is hereby acknowledged to be inserted for the exclusive benefit of Vendor):
(a)	Representations and Warranties

All representations and warranties of Parent and Buyer set forth in this Agreement (i) shall have been true and correct in all respects as of the date of this Agreement and (ii) shall be true and correct in all respects on and as of the Closing (except to the extent such representations and warranties address matters only as of a particular date, in which case such representations and warranties shall be true and correct as of such particular date), in each case with the same force and effect as if made as of the Closing (other than such representations and warranties that are made as of another date), except to the extent the failure of such representations or warranties to be so true and correct would not, individually or in the aggregate, have a material adverse effect on Buyer’s ability to consummate the transactions contemplated under this Agreement (other than the representations and warranties set forth in Sections 3.2(a), 3.2(c) and 3.2(f) which shall be true and correct in all respects as of the date hereof and on and as of the Closing Date) and Parent shall deliver to Vendor at Closing a certificate signed by a senior officer of Parent confirming compliance with this condition.

(b)	Performance of Agreement

Parent and Buyer shall have performed or complied in all material respects with each of their respective obligations, covenants and agreements in this Agreement which are to be performed or complied with by Parent and Buyer, as applicable, at or prior to the Closing, and Parent shall deliver to Vendor at Closing a certificate signed by an officer of Parent confirming compliance with this condition.

(c)	No Action to Restrain

No Claim shall be pending by or before any Authority against any of the Parties seeking to, and no applicable Law shall be in force which shall, restrain, prohibit or materially and adversely alter the transactions contemplated by this Agreement, provided that this Section 4.2(c) shall not apply if Vendor or any of its Affiliates has directly or indirectly solicited or encouraged any such Claim.

(d)	Competition Approval

German Merger Control Approval shall have been obtained.

(e)	Escrow

Vendor shall have received the Escrow Agreement, executed by Buyer, Parent and the Escrow Agent.
4.3 Waiver by Parent and Buyer
To the extent permitted by applicable Law, the conditions set forth in Section 4.1 may be waived in whole or in part by Parent and Buyer by instrument in writing in compliance with Section 8.6 given to Vendor without prejudice to any of Parent’s or Buyer’s rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to their respective rights to complete the transaction of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant (in each case, to the extent permitted under Section 7.2).
4.4 Waiver by Vendor
To the extent permitted by applicable Law, the conditions set forth in Section 4.2 may be waived in whole or in part by Vendor by instrument in writing in compliance with Section 8.6 given to Parent and Buyer, without prejudice to any of Vendor’s rights of termination in the event of non-performance of any other condition, obligation or covenant in whole or in part, and without prejudice to its right to complete the transaction of purchase and sale contemplated by this Agreement and claim damages for breach of representation, warranty or covenant.

ARTICLE 5
OTHER COVENANTS OF THE PARTIES
5.1 Conduct of Business Prior to Closing
During the period from the date of this Agreement to the Closing, Vendor covenants and agrees that it shall cause the Company and each of its Subsidiaries to do each of the following:
(a)	Conduct Business in the Ordinary Course – except as expressly permitted by this Agreement, conduct its business in all material respects in the ordinary course, consistent with past practice;

(b)	Preservation of Business – use its reasonable best efforts to preserve intact their respective business organizations and the business organization and goodwill of the Business;

(c)	Continue Insurance – use its reasonable best efforts to continue in force and effect without material modification all policies or binders of insurance maintained by, in respect of, or for the benefit of the Company, each of its Subsidiaries and the Business;

(d)	Commercial Arrangements – use its reasonable best efforts to preserve its current relationships and goodwill with their respective customers, suppliers, employees and all other Persons with which it has had significant business relationships;

(e)	Prevent Certain Changes – except as set forth in Section 5.1(e) of the Disclosure Letter, not, without the prior written consent of Buyer (not to be unreasonably withheld or delayed):
(i)	cause, adopt or propose any amendments to the terms of any of its outstanding securities or articles of incorporation or by-laws (or other comparable organizational instruments);

(ii)	issue, sell, pledge, dispose of, encumber, agree or offer to issue, sell, pledge, dispose of or encumber any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its securities or any security convertible into capital stock of the Company or any of its Subsidiaries;

(iii)	split, combine, reclassify, issue, sell or make any other acquisition or disposition, directly or indirectly, of any shares of the capital stock of the Company or any of its Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to any of its securities; provided that there shall be no restriction on declaring, setting aside or paying any cash dividends or other cash distributions by the Company or by any of its Subsidiaries;

(iv)	amend any material term of any outstanding security of the Company or any of its Subsidiaries;

(v)	incur or assume any obligation or liability (fixed or contingent) in excess of $250,000 individually or $1,000,000 in the aggregate, except unsecured current obligations and liabilities incurred in the ordinary course of business;

(vi)	make any loan or advance to, or guarantee any Indebtedness of, or incur any other Indebtedness on behalf of, any Person;

(vii)	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(viii)	make any change in the independent accountants of the Company or any of its Subsidiaries or, except as may be required as a result of a change in Law or Canadian GAAP, change any of the accounting principles or practices used by it which would materially affect its reported consolidated assets, liabilities or results of operations;

(ix)	amend, terminate, cancel, settle or compromise any pending Claim of or in respect of the Company or any of its Subsidiaries, other than solely for a cash settlement amount not in excess of $250,000 individually, or $1,000,000 in the aggregate;

(x)	(i) acquire (by merger, consolidation, or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material equity interest therein or (ii) authorize or make any new capital expenditure or expenditures or investments exceeding $250,000 individually or $1,000,000 in the aggregate, other than as necessary and advisable to maintain the assets of the Company and its Subsidiaries in good working order;

(xi)	enter into, amend or terminate any employment, labour, consulting or service contract or Benefit Plan, or increase the compensation payable to any Employee, in each case except in the ordinary course of business consistent with past practice and in accordance with applicable Law;

(xii)	change any method of Tax accounting, make, change or rescind any material Tax election, settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes, file of any amended Tax Return or claim for refund, enter into any closing agreement relating to Taxes, or waive or extend the statute of limitations in respect of Taxes;

(xiii)	fail to (A) prepare and timely file all Tax Returns required to be filed, (B) timely pay all Taxes shown to be due and payable on such Tax Returns,

and (C) promptly notify Buyer of any notice of any Claim or audit in respect of any Tax matters of the Company and its Subsidiaries (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters);

(xiv)	sell, transfer, lease, sublease, license or otherwise dispose of any properties or assets, real, personal, tangible or intangible, or mixed (including leasehold interests and intangible property), other than the sale of Inventories in the ordinary course of business consistent with past practice;

(xv)	(A) grant any increase, or announce any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company or any of its Subsidiaries to any of their respective employees (other than as required by the terms of existing employment contracts or Benefit Plans and salary increases to non-officer employees earning less than $150,000 per year in the ordinary course of business consistent with past practice) or (B) establish or increase or promise to increase any benefits under any Benefit Plan (other than as required by the terms of any such Benefit Plans), in either case except as required applicable Law or any collective bargaining agreement;

(xvi)	enter into, amend, renew, fail to renew or terminate any Material Contract or any agreement which if entered into prior to the date hereof would be a Material Contract;

(xvii)	hire any new employees or transfer any employees from any other operations of Vendor except (A) as may be required to replace any employees who terminate voluntarily or who were terminated involuntarily in the ordinary course of business or (B) in the ordinary course of business;

(xviii)	(A) allow to lapse or terminate any Permit or Environmental Permit that was issued to or relates to the Company or any of its Subsidiaries or otherwise relates to the Business or (B) fail to renew any insurance policy, Permit or Environmental Permit that is scheduled to terminate or expire within 45 calendar days of the Closing;

(xix)	(A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Intellectual Property or Company IP Agreement, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Company Intellectual Property and Company IP Agreements, (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any Company Intellectual Property, except in the ordinary course of business consistent with past practice, (C)

develop, create or invent any Intellectual Property Rights jointly with any third party, (D) disclose or allow to be disclosed any confidential information or confidential Company Intellectual Property to any Person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, or (E) fail to notify Buyer promptly of any infringement, misappropriation or other violation of or conflict with any Company Intellectual Property of which the Company or any Subsidiary of the Company becomes aware and to consult with Buyer regarding the actions (if any) to take to protect such Company Intellectual Property; or

(xx)	agree, whether in writing or otherwise, to take any of the actions specified in this Section 5.1(e), except as expressly contemplated by this Agreement and the Escrow Agreement.
5.2 Access for Investigation
(a)	Vendor shall permit Parent and Buyer and their respective officers, directors, employees, agents, representatives, accountants, financing sources, advisors, consultants and counsel (collectively, “Representatives”), upon at least one Business Day’s prior written notice, between the date of this Agreement and the Closing, without interference to the ordinary conduct of business, to have reasonable access (supervised by a representative of the Company) during normal business hours to the offices, properties, plants, facilities and other assets of the Company and its Subsidiaries. Vendor shall furnish to Parent and Buyer, and their respective Representatives, copies of the books and records of the Company and its Subsidiaries (subject to any confidentiality agreements or covenants relating to any such books and records), and such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Company, the Subsidiaries of the Company and the Business, as Parent and Buyer, and their respective Representatives, shall from time to time reasonably request. No investigation by Parent or Buyer after the date of this Agreement shall diminish or obviate any of the representation, warranties, covenants or agreements of Vendor contained in this Agreement. Notwithstanding the foregoing, without the prior written consent of Vendor, Parent and Buyer shall not contact, and shall instruct their Representatives not to contact, any of the suppliers, customers, clients, financing sources or Employees of the Company and its Subsidiaries with respect to the Company and its Subsidiaries or the transactions contemplated by this Agreement.

(b)	Notwithstanding Section 5.2(a), Vendor shall not be required to disclose any information, records, files or other data to Buyer where prohibited by any agreement or applicable Laws.

5.3 Notice by Vendor of Certain Matters
Prior to the Closing, Vendor shall give prompt written notice to Parent and Buyer of (a) the occurrence, or failure to occur, of any event, circumstance or other fact arising after the date of this Agreement, which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement or in any Schedule to be untrue or inaccurate in any material respect or (b) any failure of Vendor to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Schedule. Vendor shall also keep Parent and Buyer reasonably apprised in writing of any material developments affecting the assets, liabilities, Business, financial condition, operations, result of operations, customer or supplier relations, employee relations, projections or prospects of the Company or any of its Subsidiaries. For the avoidance of doubt, no notice or updated information provided to Parent and Buyer in accordance with this Section 5.3 shall be deemed to cure any breach of representation, warranty or covenant made in this Agreement.
5.4 Notice by Buyer of Certain Matters
Prior to the Closing, Buyer shall give Vendor prompt written notice of (a) the occurrence, or failure to occur, of any event, circumstance or other fact arising after the date of this Agreement, which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (b) any failure of Parent or Buyer to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by either of them under this Agreement prior to the Closing. For the avoidance of doubt, no notice or updated information provided to Vendor in accordance with this Section 5.4 shall be deemed to cure any breach of representation, warranty or covenant made in this Agreement.
5.5 Confidentiality
(a)	Parent and Buyer hereby agree that, unless and until the Closing occurs, they will be bound by the terms of the Confidentiality Agreement in accordance with the terms thereof.

(b)	Vendor agrees to, and shall cause its Representatives to (i) treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, inventions and patent applications, product development, costs, prices, personnel, customer and supplier lists, competitors, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Business, the Company and each of its Subsidiaries, (ii) in the event that Vendor or any of its Representatives becomes legally compelled to disclose any such information, provide Parent and Buyer with prompt written notice of such requirement so that Parent, Buyer, the Company or any of its Subsidiaries may seek a protective order or other remedy or waive compliance with this Section 5.5(b), (iii) in the event that such protective order or other remedy is not obtained or Parent and Buyer waive compliance with this Section 5.5(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information, and (iv) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Company or Buyer any and all copies (in whatever form or medium) of all such confidential information then in the possession of Vendor or any of its Representatives and, except as otherwise required by Section 5.7(b), destroy any and all additional copies then in the possession of Vendor or any of its Representatives of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided that this sentence shall not apply to any information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Vendor or its Representatives; and provided, further that, with respect to Company Intellectual Property, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Company Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.

(c)	Effective as of the Closing Date, Vendor shall, and shall cause its Affiliates to, assign to the Company all of its or their respective rights under all confidentiality agreements entered into by Vendor or any of its Affiliates with any Person prior to the date hereof in connection with any transaction involving or otherwise relating to the Company or any of its Subsidiaries.
5.6 Further Action
(a)	None of the Parties shall engage in any practice, take any action, fail to take any action or enter into any transaction which could (i) cause any of its representations or warranties to be untrue or (ii) result in a breach of any covenant made by such Party in this Agreement.

(b)	Each of the Parties shall use reasonable best efforts to take all such actions as are within its power to control, and to cause other actions to be taken which are not within its power to control, and to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and any other papers, as may be required to carry out the provisions of this Agreement and the Escrow Agreement and to consummate and make effective the transactions contemplated hereby and thereby.
5.7 Preservation of Records
(a)	Buyer shall, for a period of six years from the Closing Date, (i) take all reasonable steps to preserve and keep the records of the Company and its Subsidiaries delivered to it in connection with the completion of the transactions contemplated by this Agreement and relating to periods prior to the Closing, and (ii) as may be reasonably requested by Vendor upon reasonable notice, make such records available to Vendor during normal business hours.

(b)	Vendor shall, for a period of six years from the Closing Date, (i) take all reasonable steps to retain the records of the Company and its Subsidiaries relating to periods prior to the Closing and which shall not otherwise have been delivered to Buyer, the Company or any Subsidiary of the Company, and (ii) as may be reasonably requested by Vendor upon reasonable notice, make such records available to Vendor during normal business hours.
5.8 Regulatory Matters; Notices and Consents
(a)	Each Party shall use its reasonable best efforts to obtain (or cause the Company and its Subsidiaries to obtain) all authorizations, consents, orders and approvals of all Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Escrow Agreement and will co-operate fully with the other Parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. Without limiting the generality of Section 5.6, each Party shall use its reasonable best efforts (i) as promptly as practicable, to make or cause the Company and its Subsidiaries and Affiliates to make any filing under applicable German Law that is necessary to insure that the conditions set forth in Section 4.1(g) and Section 4.2(d) are satisfied as promptly as practicable, but in any event within five Business Days after the date of this Agreement and (ii) as promptly as practicable, to provide any supplemental information requested in connection with such filing as promptly as practicable after such request is made.

(b)	Each Party shall, and shall cause its respective Subsidiaries and Affiliates to, furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary or considered by Buyer advisable to make under any antitrust, trade regulation, competition, communications or other Law applicable to this Agreement or which is otherwise requested by any Authority in the course of any review of the transaction contemplated by this Agreement. Each Party shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, any Authority. Subject to applicable Law and the attorney-client and similar applicable privileges, each Party shall (i) have the right to review in advance, and, to the extent reasonably practicable, each Party will consult the other on, all the information relating to the other and each of its respective Subsidiaries and Affiliates that appear in any filing made with, or written materials submitted to, any Authority with respect to the transaction contemplated by this Agreement, (ii) cause its respective counsel to supply to each other copies of all correspondence, filings or written communications by or to such Party or the Subsidiaries and Affiliates of the Company with or from any Authority or staff members thereof, with respect to the transaction contemplated by this Agreement, except that the correspondence, filings or written communications may be redacted to the extent that such information reveals Buyer’s or Vendor’s negotiating objectives or strategies or purchase price expectations and (iii) not participate in or agree to participate in any substantive meeting, telephone call or discussion with any Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by the Authority, gives the other Party the opportunity to attend and participate in such meeting, telephone call or discussion.

(c)	As promptly as practicable after the date hereof, Vendor shall, or shall cause the Company’s Subsidiaries and Affiliates to, make appropriate requests and shall use commercially reasonable efforts to obtain as expeditiously as possible any third party consents required under the Material Contracts or make any notices required under the Material Contracts or the Public Grants, including, in each case, as set forth on Section 5.8(c) of the Disclosure Letter, in each case in a form reasonably acceptable to Buyer. Vendor shall not be required to make any material payments to any third parties in order to obtain any such consent. Vendor shall keep Buyer reasonably informed as to the status of obtaining any such consents. Buyer will not be required to accept or agree or accede to any consents that modify or amend any of the terms or provisions of any such Material Contracts in a way that would make, or would be reasonably likely to make, the underlying Material Contract materially more onerous, or that would materially reduce or would be reasonably likely to materially reduce the benefits available under such Material Contract in respect of which the consent relates.
5.9 Taxation Matters
(a)	Buyer shall prepare and file or cause to be prepared and filed all Tax Returns required to be filed by the Company or any of its Subsidiaries after the Closing Date (with respect to periods beginning prior to the Closing Date) and shall pay or cause to be paid all Taxes shown as due on such Tax Returns, all in a manner that is consistent with applicable Tax Laws and the Company’s prior practice and within any applicable time limits. For the avoidance of doubt, and notwithstanding Section 5.9(b), at Buyer’s sole option such Tax Returns may include an election under subsection 256(9) of the Tax Act (or a comparable election under analogous provisions of any applicable provincial Tax Laws).

(b)	No later than 30 days prior to the due date (including extensions obtained) for the filing of a Tax Return described in Section 5.9(a), Buyer shall make such Tax Return available for review by Vendor to provide Vendor with an opportunity to comment on such Tax Return. Buyer shall incorporate all reasonable comments that Vendor may have on such Tax Return prior to filing; provided that Vendor shall acknowledge its indemnity obligations with respect to Indemnified Taxes resulting from any increase in Taxes payable by the Company and its Subsidiaries in respect of periods ending on or before the Closing Date as a result of such comments (and any related indemnification payment shall be made on or before the due date for the applicable Tax Return).

(c)	Buyer shall promptly notify Vendor in writing upon receipt by the Company or any of its Subsidiaries of written notice of any Tax audits, examinations, assessments or reassessments that could give rise to indemnification under Section 6.1. Vendor, at its expense, shall be entitled to control the defence of any Claim or audit relating to Taxes that are indemnified against under Section 6.1 with respect to taxable periods ending on or prior to the Closing Date, provided, that Vendor shall acknowledge its indemnity obligations with respect to the full amount of any adjustment which may be made as a result of such proceeding (and provide security reasonably satisfactory to Buyer for any liability that would arise under Section 6.1 if the Claim were determined adversely to the Company and its Subsidiaries) and provided, further, that Vendor shall not agree to settle any such proceeding without the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed). Buyer may also participate in any such proceeding at Buyer’s expense and, if Vendor does not assume the defence of the proceeding, Buyer may defend the proceeding in such manner as it may deem appropriate, including the settlement or compromise thereof.

(d)	For the avoidance of doubt, the provisions of this Section 5.9 shall apply with respect to Claims for Taxes and the provisions of Section 6.3 shall not apply with respect to Claims for Taxes.

(e)	Vendor and Buyer shall cooperate fully, as and to the extent reasonably requested by, and at the expense of, the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes relating to taxable periods ending on or before or that otherwise include the Closing Date. Such co-operation shall include the retention (as set forth in Section 5.7) and (upon the other Party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided that in no event shall Buyer be required to provide any Tax Return or other information of Parent, Buyer or any of their Affiliates (other than the Company and its Subsidiaries).

(f)	Except as required by applicable Law, neither Buyer nor any of its Affiliates (including, after the Closing Date, the Company or any of its Subsidiaries) shall, without the prior written consent of Vendor (which consent shall not be unreasonably withheld or delayed), (i) make or change any Tax election affecting any taxable period of the Company or any of its Subsidiaries ending on or before the Closing Date other than an election under Section 338 of the U.S. Internal Revenue Code or (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return prepared by the Company or any of its Subsidiaries relating to a taxable period of the Company or any of its Subsidiaries on or before the Closing Date or (iii) take any action outside the ordinary course of business that could reasonably be expected to result in any increased Tax liability (including a reduction in a refund) or reduction of any Tax asset or attribute of the Company or any of its Subsidiaries

(or Vendor) in respect of a taxable period ending on or before the Closing Date or any portions of taxable periods ending on or prior to the Closing Date as determined under Section 5.10 (but, in each case, only to the extent it could reasonably be expected to result, directly or indirectly, in Vendor making an indemnity payment hereunder).

(g)	If any refund of Taxes (a “Refund”) is received by or credited to the account of Buyer or the Company or any of its Subsidiaries in respect of any period ending on or prior to the Closing Date (or portion thereof as determined under Section 5.10), Buyer shall pay the amount of the Refund to Vendor, after deduction of an amount equal to the amount of Taxes, if any, to which the recipient, or any of Buyer or the Company or any of its Subsidiaries, would be subject as a result of the receipt or crediting of such Refund, provided that in the event of a subsequent disallowance or other reduction of a Refund that has been paid to Vendor pursuant to this clause (g), Vendor shall promptly pay the amount of the Refund or refund of Taxes disallowed together with any applicable interest to Buyer.
5.10 Tax Allocation
For purposes of this Agreement, in the case of a taxable period that begins on or before, and ends after, the Closing Date, Taxes of the Company and its Subsidiaries shall be allocated to the portion of the period ending on the Closing Date as follows: (a) all income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books shall be allocated based on the amount that would be payable if the taxable year ended on the Closing Date, and (b) all property and other Taxes that are imposed on a periodic basis and not described in clause (a) shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on the Closing Date and the denominator of which is the number of days in the taxable period; provided that, in the case of any Taxes determined on an arrears basis, such Taxes shall be allocated to the taxable period to which such Taxes relate. For purposes of this Agreement, any Refunds with respect to a taxable period that begins on or before, and ends after, the Closing Date shall be allocable based on the manner in which the corresponding Taxes are allocable pursuant to this Section 5.10.
5.11 German Real Estate Transfer Tax
(a)	Buyer shall file, within the applicable time limits, the declaration required under the German Act on Real Estate Transfer Tax (Grunderwerbsteuergesetz) as a result of its execution of this Agreement and the transactions contemplated hereby.

(b)	Each of Vendor and Buyer shall pay, within the applicable time limits, one half of any transfer Taxes assessed as payable under the German Act on Real Estate Transfer Tax (Grunderwerbsteuergesetz) as a result of Buyer’s execution of this Agreement and the transactions contemplated hereby, provided that if this Agreement is terminated prior to Closing in accordance with Article 7 hereof,

Buyer shall be entitled to receive one half of any amounts reimbursed by the German Tax Authorities as a result of such termination.

(c)	In the event that the amounts payable under Section 5.11(b) are not due prior to the Closing Date, the Purchase Price (and the amount otherwise required to be paid by Vendor pursuant to Section 5.11(b)) shall be reduced by an amount equal to 50% of the amount shown on the declaration referred to in Section 5.11(a).
5.12 Non-Solicitation of Employees
For a period of three years from and after the Closing Date, Vendor shall not, and shall cause its Affiliates and its and their respective Representatives not to, directly or indirectly cause, solicit or induce (other than through general advertising in publications or media of general circulation, including trade journals and similar media) any executive officer of the Company or any executive officer of any of the Subsidiaries of the Company to leave their employment (provided that this Section 5.12 shall not apply to those individuals set forth on Schedule 5.12 attached hereto). The covenants and undertakings contained in this Section 5.12 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.12 will cause irreparable injury to Parent and Buyer, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 5.12 will be inadequate. Therefore, Parent and Buyer will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.12 without the necessity of proving actual damage or posting any bond whatsoever. The rights and remedies provided by this Section 5.12 are cumulative and in addition to any other rights and remedies which Parent or Buyer may have hereunder or at law or in equity.
5.13 Financing Related Co-Operation
(a)	Parent shall use reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter (or, at Parent’s option, on other terms, so long as such terms do not impose any additional condition precedent to, and will not materially delay the initial funding of the Debt Financing), which shall include using its reasonable best efforts (i) to maintain in effect the Commitment Letter, (ii) to enter into definitive agreements with respect thereto on terms and conditions contained therein (the “Financing Agreements”), (iii) to satisfy on a timely basis all conditions in the Financing Agreements that are within its control and (iv) assuming all conditions to the Commitment Letter have been satisfied or waived or, upon funding, will be satisfied or waived, using its reasonable best efforts to cause the Lender to consummate the Debt Financing at or prior to the Closing.

(b)	In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter and/or the Financing Agreements, or in the event that Parent determines to pursue alternative financing (as long as such alternative financing will not impose any additional conditions precedent to, and will not materially delay, the Closing), Parent shall use reasonable best efforts to arrange (i) to obtain any such financing from alternative sources on terms no less favorable to Parent in the aggregate (as determined in the reasonable judgment of Parent) than the terms provided for in Commitment Letter, in an amount sufficient to consummate the transactions contemplated by this Agreement (“Alternative Financing”) and (ii) to obtain, and, when obtained, promptly provide Vendor with a copy of, a new financing commitment that provides for such Alternative Financing in an amount that is sufficient to consummate the transactions contemplated by this Agreement (the “Alternative Financing Commitment Letter”). To the extent applicable, Parent shall use reasonable best efforts to arrange the Alternative Financing on the terms and conditions described in the Alternative Financing Commitment Letter, which shall include using its reasonable best efforts to (w) enter into definitive agreements with respect thereto on terms and conditions contained therein (the “Alternative Financing Agreements”), (x) to satisfy on a timely basis all conditions in the Alternative Financing Agreements within its control and (y) to consummate the Alternative Financing at or prior to the Closing.

(c)	Parent shall give Vendor notice promptly upon becoming aware of any (i) material breach by any party to, or termination of, the Commitment Letter and/or the Financing Agreements and, if applicable, the Alternative Financing Commitment Letter and/or the Alternative Financing Agreements or (ii) refusal by the Lender or lender under an Alternative Financing Commitment Letter to provide, or stated intent by such lender to refuse to provide, or any other expression, concern or reservation by such lender regarding the enforceability of the Commitment Letter or Alternative Financing or its ability or willingness to provide, the full amount of the financing contemplated therein. Parent shall keep Vendor informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and, if applicable, the Alternative Financing. Parent shall not amend, modify, supplement, restate, substitute, terminate or replace the Commitment Letter or any Alternative Financing Commitment Letter in a manner that would materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement and the Escrow Agreement without the prior written consent of Vendor (which consent shall not be unreasonably withheld or delayed).

(d)	Until the Closing Date, Vendor shall provide, and shall cause the Company, its Subsidiaries and its and their respective officers, directors, employees and Representatives to provide, and shall use its reasonable best efforts to cause the other Affiliates of Vendor and their respective officers, directors, employees and Representatives to provide, all cooperation and assistance as may be reasonably requested by Parent in connection with Parent’s efforts to obtain prior to Closing the Debt Financing, if applicable, the Alternative Financing, or any refinancing of the outstanding Indebtedness of the Company and its Subsidiaries (collectively, the “Transaction Financing”), including to: (i) participate in customary meetings (including lender meetings), presentations, road shows, due diligence and drafting sessions and sessions with rating agencies; (ii) assist with the preparation of materials for rating agency presentations, bank information memoranda, prospectuses and similar documents necessary in connection with the Transaction Financing, including (A) to provide Parent no later than January 11, 2010 (1) the Annual Financial Statements for the fiscal year ended December 31, 2008, (2) the Interim Financial Statements, and (3) the Corresponding Interim Financial Statements, in each case with a reconciliation to U.S. generally accepted accounting principles and, in the case of each of such reconciliations and each of the Interim Financial Statements and the Corresponding Interim Financial Statements, which shall have all been reviewed by KPMG (collectively, the “Required Financial Information”), or (B) if the Vendor shall have not provided the Required Financial Information to Parent on or before January 11, 2010, to provide the 2009 Annual Financial Statements, which shall be prepared in accordance with Canadian GAAP applied on a consistent basis in accordance with the past practices of the Company and its Subsidiaries, together with a reconciliation of the 2009 Annual Financial Statements to U.S. generally accepted accounting principles, which reconciliation shall have been reviewed by KPMG, no later than February 26, 2010; (iii) subject to Section 5.5(a) of this Agreement, furnish Parent and its financing sources financial and other pertinent information regarding the Business as may be reasonably requested by Parent to consummate the Transaction Financing; (iv) request from the appropriate Person, and use commercially reasonable efforts to obtain, such consents, legal opinions, and such other documents as reasonably requested by Buyer, and in each case, as required to consummate the Transaction Financing; (v) co-operate with prospective lenders involved in the Transaction Financing to provide access to the properties, assets, and books and records of the Company and its Subsidiaries; and (vi) execute and deliver at the Closing any customary pledge and security documents, other definitive financing documents or other customary documents, in each case as may be reasonably requested by Buyer to the extent necessary to consummate the Transaction Financing; provided, that Vendor shall not be required to provide co-operation under this Section 5.13 that: (A) unreasonably interferes with the ongoing Business; (B) causes any representation, warranty or covenant in this Agreement to be breached; (C) causes any closing condition set forth in Article 4 to fail to be satisfied or otherwise causes the breach of this Agreement; or (D) requires Vendor, the Company and its Subsidiaries or other Affiliates of Vendor to pay any fees or incur any liabilities prior to Closing for which they are not reimbursed when such fees or liabilities are incurred or adequately indemnified. Parent shall (1) promptly after the earlier of Closing and the date this Agreement is terminated in accordance with Section 7.1, reimburse Vendor for all reasonable, documented out-of-pocket costs and expenses incurred by Vendor or any of its Affiliates in connection with their compliance with this Section 5.13 and (2) indemnify and hold Vendor and its Affiliates harmless against any losses suffered by Vendor or any of its Affiliates directly as a result of or in connection with its co-operation under this Section 5.13.
5.14 Guarantees
The Parties shall use their respective commercially reasonable efforts to terminate and replace the Guarantees on or prior to the Closing, and release and discharge Vendor and its Affiliates from all obligations thereunder. In the event that any such Guarantees are not terminated on or prior to the Closing, the Parties shall use their commercially reasonable efforts to terminate such Guarantees as promptly as practical following the Closing. Pending any termination of such Guarantees, Parent shall indemnify Vendor and its Affiliates for all damages of Vendor and its Affiliates arising after the Closing under such Guarantees in their capacity as guarantors thereunder.
5.15 No Solicitation of the Company
Vendor agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, none of the Vendor, the Company, any of the Company’s Subsidiaries or any of their respective Representatives will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the shares of capital or other equity securities of the Company, any of its Subsidiaries or any assets of such parties (other than Inventory to be sold in the ordinary course of business consistent with past practice) or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to the Company or any of its Subsidiaries or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or enter into any agreement, contract, arrangement or understanding with respect to, or otherwise co-operate in any way with, assist or participate in, or facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Vendor immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. Vendor shall notify Parent and Buyer promptly in writing if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Parent and Buyer, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. Vendor agrees not to, and to cause the Company and each of its Subsidiaries and its Affiliates (as it relates to the Company and its Subsidiaries) not to, without the prior written consent of Parent, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which Vendor and its Affiliates (as it relates to the Company and its Subsidiaries), the Company or any of its Subsidiaries is a party.
5.16 Release of Directors and Officers of German Subsidiaries
Prior to the Closing, the shareholders and, if applicable, advisory board of the German Subsidiaries shall pass an unrestrained resolution of exoneration (Entlastungsbeschluss), effective as of the Closing Date, in relation to the managing directors (Geschäftsführer) of the German Subsidiaries in accordance with the provisions of the respective articles of association; provided that such resolutions shall not release or otherwise exonerate any of the managing directors of the German Subsidiaries for any actions or conduct that such managing director would not otherwise be entitled to indemnification for under the articles of association of the applicable German Subsidiary or under applicable Law.

5.17 Employee Bonus Amounts
Vendor shall cause the Company or a Subsidiary of the Company to pay or cause to be paid the Employee Bonus Amounts as follows: (i) in the case of annual performance bonuses for 2009, the earlier of (A) in the ordinary course of business in a manner consistent with the Company’s past practice and (B) the Closing Date but prior to the Closing; and (ii) in the case of special bonuses or other amounts payable in connection with the transactions contemplated by this Agreement, on the Closing Date but prior to the Closing.
ARTICLE 6
INDEMNIFICATION
6.1 Indemnification by Vendor
If the Closing occurs, Vendor covenants and agrees with Parent and Buyer to indemnify and hold harmless Parent and Buyer, their Affiliates (including the Company and its Subsidiaries) and their respective shareholders, partners, directors, officers, employees, agents, representatives, successors and assignors (the “Buyer Indemnified Parties”) from and against any Claim, cause of action, damage, loss, Taxes, cost, liability, expense, fines, awards, judgments and penalties (including reasonable professionals’ fees and disbursements) (“Damages”) which may be made or brought against any of the Buyer Indemnified Parties or which they may suffer or incur in respect of, as a result of, relating to or arising out of or with respect to, without duplication:
(a)	any non-performance or breach of any covenant or agreement on the part of Vendor or the Company contained in this Agreement;

(b)	any inaccuracy in or breach of any representation or warranty of Vendor contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Change” set forth therein);

(c)	any Indemnified Taxes (provided that, for greater certainty, no double recovery shall be permitted in respect of Taxes that constitute both Damages and Indemnified Taxes); or

(d)	any amounts payable by the Company or its Subsidiaries to their respective employees following the Closing Date in respect of (i) annual performance bonuses for 2009 or (ii) any special bonuses or other amounts payable in connection with the transactions contemplated by this Agreement.
6.2 Indemnification by Parent and Buyer
If the Closing occurs, Parent and Buyer, jointly and severally, covenant and agree with Vendor and its Affiliates and its shareholders, directors, officers, employees, agents, representatives, successors and assignors (the “Vendor Indemnified Parties”) to indemnify and hold harmless each of Vendor Indemnified Parties, from and against any Damages which may be made or brought against any of the Vendor Indemnified Parties or which they may suffer or incur in respect of, as a result of, or arising out of or with respect to, without duplication:
(a)	any non-performance or breach of any covenant or agreement on the part of Parent or Buyer under this Agreement; or

(b)	any inaccuracy in or breach of any of Parent’s or Buyer’s representations or warranties contained in this Agreement (it being understood that such representations and warranties shall be interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) set forth therein).
6.3 Procedure for Indemnification
(a)	Claims Other Than Third Party Claims

In order for a Vendor Indemnified Party, on the one hand, or a Buyer Indemnified Party, on the other hand, as the case may be (each, an “Indemnified Party”) to be entitled to indemnification pursuant to this Article 6 for a Claim which has not arisen in respect of a Third Party Claim (as defined in Section 6.3(b) below), the Indemnified Party shall notify the other Party or Parties from which such indemnification is sought (the “Indemnifying Party”) in writing promptly after the occurrence of the event giving rise to such Indemnified Party’s claim for indemnification, provided that failure to give such notification shall not affect the indemnification provided hereunder unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have 30 days to make such investigation of the claim as the Indemnifying Party considers desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay or cause to be paid such amount to the Indemnified Party by wire transfer of immediately available funds to a bank account designated in writing by the Indemnified Party. If the Indemnified Party and the Indemnifying Party do not agree within such period (or any mutually agreed upon extension thereof), such dispute shall, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Section 8.10.

(b)	Third Party Claims

The Indemnified Party shall notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”) and in respect of which a right of indemnification given pursuant to Section 6.1 or 6.2 may apply which notice shall specify in reasonable detail the facts known to the Indemnified Party and the events giving rise to such Third Party Claim; provided that failure to provide such notice shall not relieve the Indemnifying Party of any of its obligations under this Agreement unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within ten days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of the Third Party Claim with counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party); provided that:
(i)	such will be done at all times in a diligent and bona fide manner;

(ii)	the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim; and

(iii)	notwithstanding anything in this Section 6.3(b) to the contrary, if the claim for indemnification with respect to a Third Party Claim relates to or arises in connection with any criminal Claim, the Indemnified Party shall be entitled to jointly control the defence thereof with the Indemnifying Party (and to employ counsel reasonably acceptable to the Indemnifying Party, at its own expense) for so long as such criminal Claim has not been finally resolved.
If the Indemnifying Party elects to assume such control, (A) the Indemnified Party shall reasonably co-operate with the Indemnifying Party and its counsel in the defence or prosecution thereof and (B) the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense; provided, however, that such Indemnified Party shall be entitled to participate in any such defence with separate counsel at the expense of the Indemnifying Party if (1) so requested by the Indemnifying Party to participate with separate counsel, (2) the named parties to the Third Party Claim include the Indemnified Party and the Indemnifying Party and, in the reasonable opinion of counsel to the Indemnified Party there exists or is reasonably likely to exist a conflict of interest between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (3) in the reasonable opinion of the Indemnified Party, the Indemnifying Party is not conducting the defence of such Third Party Claim diligently and in a bona fide manner. Notwithstanding the foregoing, the Indemnifying Party shall be liable for the fees and expenses of the Indemnified Party reasonably necessary to defend such Third Party Claim incurred by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defence thereof, and such fees and expenses shall constitute Damages for purposes of this Agreement. If the Indemnifying Party does not elect to assume such control, the Indemnified Party shall be entitled to assume such control. In the event that the Indemnified Party is, directly or indirectly, conducting the defence against any such Third Party Claim in accordance with this Section 6.3(b), the Indemnifying Party shall reasonably co-operate with the Indemnified Party and its counsel in the defence or prosecution thereof and, subject to Section 6.3(a) the

Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.
6.4 Additional Rules and Procedures
The obligation of the Parties to indemnify each other pursuant to this Article 6 shall also be subject to the following:
(a)	an Indemnified Party shall only be entitled to make a claim for indemnification pursuant to Section 6.1(b) or 6.2(b), as the case be, if written notice containing reasonable particulars of such claim is delivered to the Indemnifying Party within the applicable time period provided for in Sections 3.3(a) or 3.4(a), as the case may be;

(b)	the Indemnified Party shall not settle or compromise any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld). A failure by the Indemnifying Party to respond in writing to a written request by the Indemnified Party for consent for a period of ten days or more, shall be deemed a consent by the Indemnifying Party to such request;

(c)	the Parties acknowledge that the provisions of this Agreement relating to the period of time during which representations, warranties, covenants and agreements, including the obligation to indemnify, remain in effect are a fundamental term of this Agreement and the Parties waive the benefit of any applicable Law which may affect the enforceability of such provisions;

(d)	an Indemnifying Party will have no liability to indemnify under Section 6.1(b) or 6.2(b), as the case may be, in respect of Damages resulting from a single claim or set of related claims, where the Damages resulting from each such claim or set of related claims is less than $40,000, and an Indemnifying Party will have no liability to indemnify for any claim for indemnification under Section 6.1(b) or 6.2(b), as the case may be, until the aggregate of all Damages exceeds $1,500,000, in which case the Indemnified Parties shall be entitled to indemnification only for the amount of such Damages that exceed such amount; provided that the limitations set forth in this Section 6.4(d) shall not apply to Damages based on (i) claims for indemnification of Indemnified Taxes, (ii) a breach or inaccuracy of any of the Core Representations or (iii) the representations and warranties in Sections 3.2(a), 3.2(c) and 3.2(f), for which, in each case, there shall be no minimum threshold before recovery;

(e)	the maximum aggregate liability of an Indemnifying Party to indemnify under Section 6.1(b) or 6.2(b), as the case may be, shall be an amount equal to $25 million, provided that this limitation shall not apply with respect to (i) claims for indemnification for Indemnified Taxes, (ii) claims for indemnification for breaches or inaccuracies of the Core Representations or the representations and warranties in Sections 3.2(a), 3.2(c) and 3.2(f) (and the maximum aggregate liability of an Indemnifying Party in respect of the items in this clause (ii) shall be an amount equal to the Purchase Price) or (iii) for claims attributable to or resulting from an Indemnifying Party’s intentional misconduct, intentional misrepresentation or fraud;

(f)	Claims for indemnification shall be equitably adjusted to take into account any insurance proceeds received (less any increase in premiums and costs associated with receipt of such insurance proceeds) and any net Tax benefits actually realized by the Indemnified Party or its Affiliates attributable or relating to such claims provided that (i) all other Tax items of the Indemnified Party that reduce liabilities for Taxes shall be taken into account prior to taking into account any Tax items that are attributed directly to the Damages, (ii) the amount of any Tax benefit shall be reduced by any Tax costs actually realized by the Indemnified Party that are attributed directly to an indemnification payment received by the Indemnified Party in respect of Damages, and (iii) in the event of a subsequent disallowance by an Authority of a Tax benefit that has been paid to an Indemnifying Party or that otherwise reduced Damages, the Indemnifying Party shall promptly pay the Indemnified Party the amount of such Tax benefit together with any applicable interest, penalties or other additions. If after an indemnification payment is made under this Agreement, the Party to which such payment is made receives insurance proceeds with respect to the Damages for which the indemnification payment was made, such amount shall be promptly remitted to the Indemnifying Party (less any increase in premiums and costs associated with receipt of such insurance proceeds);

(g)	from and after the Closing Date, other than as provided in Section 5.9(a) or Section 5.12, the provisions of this Article 6 shall be the sole and exclusive remedy for monetary Damages arising out of or resulting from breach of any representations, warranties or agreements made in this Agreement, absent intentional misrepresentation or fraud by the Party against which a remedy is sought;

(h)	any payment under this Article 6 shall constitute an adjustment to the Purchase Price;

(i)	any payment made under this Article 6 shall be paid free and clear of any Tax deduction or withholding and, if any deduction or withholding is required by applicable Tax Law, the Indemnifying Party shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received by the Indemnified Party is equal to the amount which the Indemnified Party would have received had the payment in question not been subject to any deductions or withholding; and

(j)	no double recovery shall be permitted in respect of any matter giving rise to a Claim under more than one provision of Sections 6.1 or 6.2.

ARTICLE 7
TERMINATION AND ABANDONMENT
7.1 Termination
This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:
(a)	by mutual consent of Vendor, on the one hand, and Parent and Buyer, on the other hand;

(b)	by either Vendor or Parent if the Closing shall not have occurred by March 15, 2010 (the “End Date”), provided that if the Company has not delivered to Parent the Required Financial Information on or before January 11, 2010, the End Date shall be April 30, 2010, provided further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement (or, in the case of Parent, any failure by Buyer to fulfill any of its obligations under this Agreement) shall have been the cause of, or shall have resulted in the failure of, the Closing to occur on or before such date;

(c)	by either Vendor, on the one hand, or Parent and Buyer, on the other hand, if there has been a breach of any covenant or a breach of any representation or warranty of Parent and Buyer or Vendor, respectively, in each case which breach would cause the failure of any condition precedent set forth in Article 4 to be satisfied, provided that, with respect to any such breach of a covenant or representation or warranty that is curable, such breach has not been cured within 30 days following receipt by the breaching Party of written notice of such breach;

(d)	by any Party, if there shall be any applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if any order of any Authority restraining, enjoining or otherwise prohibiting such transactions is entered and such order shall become final and non-appealable.
7.2 Effect of Termination
A Party seeking to terminate this Agreement pursuant to Section 7.1, shall provide written notice thereof to the other Party or Parties specifying the provision of Section 7.1 pursuant to which such termination is made, and this Agreement shall be terminated immediately upon delivery of such notice and, except as otherwise provided herein or in the immediately following sentence, this Agreement shall forthwith become void and there shall be no liability or other obligation hereunder on the part of Parent or Buyer on the one hand or Vendor on the other hand, except that the provisions of Section 5.5(a) (Confidentiality), Section 5.11 (German Real Estate Transfer Tax), the last sentence of Section 5.13 (Financing Related Co-operation), Section 7.1 (Termination), this Section 7.2 and Article 8 (General) shall survive any termination of this Agreement. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any Party of liability for any damages arising out of fraud or a knowing breach of any provision of this Agreement.

ARTICLE 8
GENERAL
8.1 Public Notices
All public notices to third parties and all other publicity concerning this Agreement and the matters contemplated hereby shall be jointly planned and coordinated by the Parties and no Party shall act unilaterally in this regard without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed), except to the extent that the Party making such notice is required to do so by applicable Law, court process or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Parties is not practicable, provided that in such case concurrent notice to the other Parties is provided.
8.2 Expenses
Each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement, and the transactions contemplated hereby and thereby, whether or not the Closing shall have occurred, provided that (i) any filing fees required in connection with any Regulatory Approvals shall be borne equally by the Vendor, on the one hand, and Parent and Buyer, on the other hand and (ii) except as set forth in Section 5.11, Buyer shall pay any transfer, stamp, documentary and similar Taxes incurred in connection with the sale of the Purchased Shares by Vendor to Buyer pursuant to this Agreement. Vendor will cause the Company and its Subsidiaries not to incur any out-of-pocket expenses in connection with this Agreement and the transactions contemplated hereby that are not otherwise paid by Vendor prior to Closing.
8.3 Further Assurances
The Parties shall do all such things and provide all such reasonable assurances as may be reasonably required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after Closing. In particular, without limitation, Vendor and Buyer shall forthwith after the Closing Date cooperate in order to duly notify the German Federal Cartel Authority (Bundeskartellamt) of the occurrence of the Closing in accordance with the provisions of applicable Laws.
8.4 Assignment and Enurement
Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, which consent shall not be unreasonably withheld or delayed and any such assignment or attempted assignment without such consent shall be void; provided, however, that each of Parent and Buyer may assign this Agreement or any of its rights and obligations hereunder in whole or in part to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations thereunder without the consent of Vendor and in any or all of which cases Parent shall remain responsible for all of its obligations hereunder. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.
8.5 Entire Agreement; Amendment
This Agreement, the Escrow Agreement, the Vendor Limited Guarantee and any agreement or document delivered pursuant to this Agreement and such agreements, constitutes the entire agreement among the Parties with respect to the matters herein and therein and supersedes all prior agreements, understandings, undertakings, negotiations and discussions relating to the subject matter hereof. There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided in this Agreement, the Escrow Agreement and the Vendor Limited Guarantee. This Agreement shall not be amended, added to or qualified except by (a) written agreement signed by, or on behalf of, all of the Parties or (b) by a waiver in accordance with Section 8.6.
8.6 Waiver
Each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto, or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of the other Parties or conditions to such Parties’ obligations contained herein. Except as otherwise expressly set out herein, no such waiver of any provision of this Agreement shall be binding unless it is in writing and signed by the Party or Parties to be bound thereby. No indulgence or forbearance by a Party to assert any of its rights hereunder shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.
8.7 Notices
All notices, requests, Claims, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by an internationally recognized commercial courier, sent by facsimile or delivered by registered or certified mail (postage prepaid, return receipt requested) or by electronic communication (including e-mail but excluding Internet or intranet websites), addressed as follows:

To Vendor:
Brookfield Special Situations Management Limited (f/k/a Tricap Management Limited)
Brookfield Place, Suite 300
181 Bay Street
P.O. Box 762
Toronto ON M5J 2T3

Attention:	Sam Ramadori
Facsimile No.:	(416) 365-9642
E-mail:	sramadori@brookfield.com
with a copy to:
Goodmans LLP
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention:	Michael Partridge
Facsimile No.:	(416) 979-1234
E-mail:	mpartridge@goodmans.ca
To Parent and Buyer:
P.H. Glatfelter Company
96 South George Street
Suite 500
York, PA 17401-1434
USA

Attention:	Thomas Jackson
Facsimile No.:	(717) 225-2745
E-mail:	thomas.jackson@glatfelter.com
with a copy to:
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
USA

Attention:	Clare O’Brien
Facsimile No.:	(646) 848-8966
E-mail:	cobrien@shearman.com

and:
Shearman & Sterling LLP
Commerce Court West
Suite 4405
P.O. Box 247
Toronto, Ontario M5L 1E8
Canada

Attention:	Adam Givertz
Facsimile No.:	(416) 360-2132
E-mail:	agivertz@shearman.com
or at such other address, fax number or e-mail address of which the addressee may from time to time notify the addressor. Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day. Any notice sent by prepaid registered or certified mail shall be deemed to have been given and received on the fourth Business Day following the date of its mailing. Any notice transmitted by facsimile shall be deemed to have been given and received on the day in which such transmission is confirmed. If such day is not a Business Day or if the facsimile transmission is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission. Notices sent to an e-mail address shall be deemed to be received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice is not sent on a Business Day or is sent after 4:00 p.m. (addressee’s local time) on a Business Day, such notice shall be deemed to have been given and received on the first Business Day after its transmission.
8.8 Severability
If any term or other provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid, illegal or unenforceable by any applicable Law: (a) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party; and (b) the Parties will negotiate in good faith to amend this Agreement to implement the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable Law.

8.9 Counterparts; Facsimile and Electronic Signatures
This Agreement may be executed and delivered in one or more counterparts, each of which once executed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent executed and delivered by means of a facsimile machine, scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original executed version thereof delivered in person.
8.10 Governing Law and Jurisdiction
This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract. Subject to Section 8.13, all Claims arising out of this Agreement or the Escrow Agreement or any of the transactions contemplated hereby or thereby, including any question regarding the existence, validity or termination of this Agreement and any dispute relating to a Party’s entitlement to indemnification under Article 6, shall be heard and determined exclusively by the courts of the Province of Ontario. Consistent with the preceding sentence, each Party hereby (i) irrevocably submits to the exclusive jurisdiction of the Superior Court of Justice of the Province of Ontario located in the City of Toronto for purposes of any such Claim arising out of or relating to this Agreement brought by any Party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defence, or otherwise, in any such Claim, any Claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that such Claim is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by the above-named court.
8.11 Consent
Where a provision of this Agreement requires an approval or consent by a Party to this Agreement and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement (except as otherwise expressly provided herein or where the Parties have mutually agreed to extend the time for the provision of such written notification), then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.
8.12 Undisputed Amount
Subject to the express provisions of this Agreement, where there is any dispute as to the amount of money owing by any Party to any other Party hereunder, the portion of the amount owing that is not in dispute or otherwise contested or challenged, if any, shall be paid within the time required herein of if the required time has elapsed, shall be paid immediately, without deduction or abatement, but without prejudice to the rights of the Parties to contest, challenge or otherwise dispute the appropriate disposition of the remaining portion of the money claimed hereunder.
8.13 Specific Performance
Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking, the other Parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Authority having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.
8.14 Interpretation Clause (Quebec)
For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a “resolutory clause”, (f) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (g) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (h) “common law” shall include “civil law”, (i) “tort” shall include “delict”; (j) “bailor” shall include “depositor” and “bailee” shall include depositary”; (k) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (l) an “agent” shall include a “mandatary”, (m) “construction liens” shall include “legal hypothecs”; (n) “joint and several” shall include “solidary”; (o) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (p) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (q) “easement” shall include “servitude”; (r) “priority” shall include “prior claim”; (s) “survey” shall include “certificate of location and plan”; (t) “fee simple title” shall include “absolute ownership”; (u) “accounts” shall include “claims”.
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IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

BROOKFIELD SPECIAL SITUATIONS MANAGEMENT LIMITED
Per:	/s/ Pierre McNeil
	Name:	Pierre McNeil
	Title:	Senior Vice President

Per:	/s/ Sam Ramadori
	Name:	Sam Ramadori
	Title:	Vice President

P. H. GLATFELTER COMPANY
Per:	/s/ George H. Glatfelter II
	Name:	George H. Glatfelter II
	Title:	Chairman and Chief Executive Officer

GLATFELTER CANADA INC.
Per:	/s/ Thomas G. Jackson
	Name:	Thomas G. Jackson
	Title:	President

Per:	/s/ Donald R. Gross
	Name:	Donald R. Gross
	Title:	Treasurer

Subject to the satisfaction of the conditions in Article 4, Brookfield Asset Management Inc. hereby covenants and agrees to execute and deliver at Closing the Vendor Limited Guarantee. The first sentence of Section 8.10 and the provisions of Section 8.13 shall apply to this covenant.

BROOKFIELD ASSET MANAGEMENT INC.
Per:	/s/ Kelly Marshall
	Name:	Kelly Marshall
	Title:	Managing Partner

Per:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	Chief Financial Officer

Schedule 1.1(eeee)
Target Closing Working Capital Calculation
See attached.

Schedule 5.12
Non-Solicitation of Employees
Pierre McNeil

EXHIBIT A
FORM OF ESCROW AGREEMENT

EXHIBIT B
FORM OF VENDOR LIMITED GUARANTEE